Form 10-K, Exhibit 13
period 1995-12-31
JETSTREAM II L P
filed 1996-03-29
CIK 831331

JetStream II, L.P. commenced operations in 1988, and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial aircraft carriers. Since inception, limited partners have received cash distributions totalling approximately $14.38 per $20.00 limited partnership unit ("Unit"). The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1995 and 1994.

Quarter Declared                1995                    1994

1st Quarter                     $ .228                  $ .207
2nd Quarter                       .237                    .286
3rd Quarter                       .267                    .238
4th Quarter                       .207                    .264

TOTAL                           $ .939                  $ .995


Administrative Inquiries                Performance Inquiries/Form 10-Ks
Address Changes/Transfers               First Data Investor Services Group
Service Data Corporation                P.O. Box 1527
2424 South 130th Circle                 Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596              Attn: Financial Communications
(800) 223-3464 (select option 1)        (800) 223-3464 (select option 2)


	   Contents

	1	Message to Investors
	3	Portfolio Review
	4	Financial Statements
	7	Notes to Financial Statements
	12	Report of Independent Public Accountants

Message to Investors

We are pleased to present for your review the 1995 Annual Report for JetStream II, L.P. (the "Partnership"). This message includes a brief overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft and highlights of the Partnership's financial results for the past five years. Following this letter are the Partnership's audited financial statements for the year ended December 31, 1995.

Industry Overview
After years of massive losses, the U.S. airline industry showed signs of recovery in the past year. U.S. airlines realized overall net profits of approximately $2 billion in 1995, as compared to a total loss of approximately $280 million in 1994. Primary among the factors that contributed to the turnaround in 1995 were the ability of airlines to sustain higher air fares, an increase in passenger traffic and cost-cutting efforts by the major airlines in an effort to improve cash flow and compete more effectively against low-cost, short-haul air carriers. While industry analysts are hopeful that conditions will continue to improve through 1996, such improvement will likely be modest and could be tempered by mounting labor issues, consumer satisfaction issues and continued competition from low-cost air carriers.

While the improvement in the airline industry had a modest positive impact on the level of leasing activity for certain types of aircraft, overall conditions in the aircraft leasing industry remain competitive, particularly for lessors of older Stage 2 aircraft, as there still remains a lingering oversupply of this type of aircraft available for lease. Furthermore, future viable leasing opportunities will be limited as a result of the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, which requires airlines to reduce the number of older aircraft in their fleets. These regulations provide, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers were limited to 75% of 1990 base levels by the end of 1994, with further reductions to 50% of 1990 base levels by the end of 1996, 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the first half of the 1990's has had a substantial negative impact on the aircraft leasing industry and on residual aircraft values. The level of demand for aircraft will continue to be a function of changes in passenger demand and the ability of operators to match demand with their seat availability.

Portfolio Update
The Partnership's investment consists of a fleet of six commercial aircraft, all of which are currently on-lease. During the past year, the General Partners were successful in negotiating a lease extension with Delta Air Lines ("Delta") for the Partnership's 737-200 advanced aircraft and extension of the leases with Northwest Airlines ("Northwest") for the Partnership's three DC-9-30 aircraft, thus averting a potentially significant decrease in the Partnership's rental revenue and, consequently, in the level of cash distributions to limited partners.

As previously reported, the Partnership reached an agreement with Northwest in November 1995 to extend the leases for the Partnership's three DC-9-30 aircraft for a term of one year to January 1997 (two aircraft) and April 1997 (one aircraft). We are pleased to report that the Partnership reached an agreement in principle to a lease modification with Northwest in March 1996, which, when executed, will extend the current leases for a term of 10 years from the previous scheduled expiration dates in 1997. Northwest will continue to pay the Partnership a monthly lease rate of $35,000 per aircraft. In accordance with the anticipated lease modifications, each of the aircraft will be hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. This will enable the aircraft to continue to fly in the United States beyond December 31, 1999, the phase-out date for all Stage 2 commercial aircraft. Northwest has agreed to fund the cost of the hushkitting and, in turn, will be entitled to 50% of the proceeds from the sale of the aircraft at the end of the lease. The General Partners believe this is a significant positive development for the Partnership since the proposed lease extensions and hushkitting of the engines will in all likelihood increase the value of the aircraft and will present the Partnership with more viable sales opportunities for the aircraft in the future. In light of the fact that Northwest will be funding costs associated with hushkitting the aircraft, the General Partners are currently analyzing the Partnership's future cash requirements to determine if any of the Partnership's cash currently in reserve can be included in a future distribution to Limited Partners. The General Partners anticipate completing such analysis during the second quarter of 1996.

Of the Partnership's two remaining aircraft, one is on-lease to Continental Airlines ("Continental") and one is on-lease to Trans World Airlines ("TWA"), which emerged from Chapter 11 Bankruptcy in August 1995. TWA continues to lease the Partnership's remaining 727-200 non-advanced aircraft on a month-to-month basis and has not given any indication as to how long it will continue to lease this aircraft. Once the aircraft is returned to the Partnership, the General Partners believe that it will be very difficult to re-lease it to another airline and the level of cash available for distribution to limited partners will in all likelihood be reduced. Please refer to the Portfolio Review section on page 3 of this report for additional information on the leasing status of the Partnership's aircraft.

Financial Results

The following table summarizes the Partnership's financial results for the years ended December 31, 1995, 1994, 1993, 1992 and 1991. For additional information, please refer to the financial statements and notes to the financial statements beginning on page 4 of this report.


                1995            1994            1993            1992            1991
Rental Revenues	$ 4,927,500	$ 5,417,086	$ 5,112,882	$ 9,074,600	$11,324,311

Write-down of
Aircraft                  -               -      15,551,276               -               -

Total Expenses    5,688,047       6,182,152      22,198,497       6,883,907      10,967,546

Net Income (Loss)   608,971        (575,105)    (14,797,472)      2,350,915         658,506(1)

Net Income (Loss)
 per
 Limited
 Partnership
 Unit(2)                .12           (0.12)          (3.03)            .48             .13(1)

Total Assets     23,457,938      27,689,193      33,618,546      57,722,748      65,480,570(1)

Partners'
Capital          22,036,571      26,013,542      31,450,948      52,136,949      58,825,816(1)

Net Cash
Provided by
Operating
Activities        4,560,125       6,612,975       5,591,459       7,848,774       9,960,224

Cash
Distributions
per Unit(2)(3)         .939            .995            1.21            1.85           2.275

(1) Includes a provision for loss of $3,742,302 on disposition of assets reflecting the February 13, 1992 sale of the Boeing 727-200 previously on lease to Pan Am.

(2)     4,837,505 Units outstanding.

(3) Distribution amounts are reflected in the year for which they are declared. The Partnership's fourth quarter cash distribution is usually paid in late January or early February of the following year.


- Rental revenues decreased 9% from 1994 primarily due to the fourth quarter 1994 lease expirations and subsequent sale of the two 727-200 non-advanced aircraft formerly on lease to TWA and, to a lesser extent, the reduction of the monthly lease rate paid by Delta in accordance with the lease extension for the Partnership's 737-200 advanced aircraft effected in November 1995.

- The change to net income in 1995 is primarily attributable to a $1,083,016 gain on the sale of the two 727-200 non-advanced aircraft in June and September 1995, respectively, which were formerly on-lease to TWA. The increase in net income during 1995 was partially offset by the decrease in rental revenues.

- The highly competitive and weakened conditions in the aircraft leasing industry have had a significant negative impact on the residual value of the Partnership's fleet of aircraft. It is the General Partners' belief that the total value has declined substantially. Accordingly, as of December 31, 1993, the General Partners reduced the carrying value of the aircraft by $15,551,276. Excluding the write-down, the Partnership would have recorded net income of $753,804 for the year ended December 31, 1993. The write-down is also the primary reason for the increase in total expenses during 1993.

Summary
The General Partners will continue their efforts to effectively manage the Partnership's assets. To that end, our focus remains on keeping the Partnership's aircraft on-lease and generating revenue. It is important to note, however, that since the total return from your investment in the Partnership is dependent upon the aircrafts' ultimate selling prices, declines in residual values over the past several years have had an adverse impact on your investment. The future performance of the Partnership will be dependent upon the General Partners' ability to keep the remaining aircraft on-lease, which, in turn, is dependent on the strength of the airline industry and the stabilization of the supply and demand for used aircraft. We will continue to update you on the status of the Partnership's operations in future correspondence.

Very truly yours,

Jet Aircraft Leasing Inc.       CIS Aircraft Partners, Inc.
A General Partner		A General Partner


/s/Moshe Braver                 /s/Thomas J. Prinzing
Moshe Braver                    Thomas J. Prinzing
President                       President

March 22, 1996

Portfolio Review

Following is a review of lease activity during 1995 and the first quarter of 1996:

- 737-200 Advanced Aircraft - An agreement was reached with Delta in November 1995 to amend and extend the current lease for this aircraft until September 30, 1999 at a monthly lease rate of $80,000. While this rate represents a decline from the previous rate of $95,000 per month, it is in line with prevailing market rates. Under the terms of the amended lease, Delta does not have the option of returning the aircraft prior to the expiration date as it did under the previous lease agreement.

- DC-9-30 - The Partnership reached an agreement in principle to a lease modification with Northwest in March 1996 to extend the current leases for a term of 10 years from the scheduled lease expiration dates in January 1997 (two aircraft) and April 1997 (one aircraft). Northwest will continue to pay the Partnership a monthly lease rate of $35,000 per aircraft. In accordance with the anticipated lease extensions, each of the aircraft will be hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. This will enable the aircraft to continue to fly in the United States beyond December 31, 1999, the phase-out date for all Stage 2 commercial aircraft. Northwest has agreed to fund the cost of the hushkitting and, in turn, will be entitled to 50% of the proceeds from the eventual sale of the aircraft.

The following table highlights the Partnership's portfolio of aircraft as of December 31, 1995 and includes estimated market values as of that date.

                                           Estimated
Aircraft Model               Acquisition   Market      Lease         Noise
Year Delivered  Lessee       Cost (1)      Value (2)   Expiration(3) Compliance

MD-80 Series    Continental  $27,313,020   $16,540,000 3-15-98       Stage 3
1986
DC-9-30         Northwest      7,230,460     2,506,000 4-21-97       Stage 2
1968
DC-9-30         Northwest      7,230,460     2,143,000 1-31-97       Stage 2
1970
DC-9-30         Northwest      7,230,461     2,543,000 1-31-97       Stage 2
1970
B-737-200 ADV   Delta         14,380,390    5,585,000  9-30-99       Stage 2
1979
B-727-200       TWA            5,451,231      818,500  N/A(4)        Stage 2
1969


(1) Includes a 1.5% fee paid to the Managing General Partner at the acquisition of the aircraft.

(2) Estimated market values for the aircraft are based upon annual independent appraisals. These estimates are subject to a variety of assumptions. Additionally, there can be no assurance that the Partnership would receive an amount equal to the market value shown above upon the sale of any of the aircraft.

(3)     Lease expiration dates do not include renewal options.

(4) TWA currently leases the Partnership's remaining 727-200 non-advanced aircraft on a month-to-month basis.

Balance Sheets
December 31, 1995 and 1994

Assets                                  1995            1994

Aircraft, at cost                       $26,877,000     $28,843,000
Less-accumulated depreciation             8,937,504       5,451,744

                                         17,939,496      23,391,256

Cash and cash equivalents                 4,282,580       2,978,631
Restricted cash                           1,047,475       1,047,475
Accounts receivable                               -           9,941
Loan receivable                             187,729         260,975
Interest receivable                             658             915

                Total Assets            $23,457,938     $27,689,193


Liabilities and Partners' Capital

Liabilities:

 Accounts payable and accrued expenses  $   256,152     $   225,886
 Distribution payable                     1,011,882       1,288,932
 Deferred revenue                           153,333         160,833

                Total Liabilities         1,421,367       1,675,651

Partners' Capital (Deficit):
        General Partners                   (746,143)       (706,374)
        Limited Partners
        (4,837,505 units outstanding)    22,782,714      26,719,916

                Total Partners' Capital  22,036,571      26,013,542

                Total Liabilities and
                Partners' Capital       $23,457,938     $27,689,193


Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                General         Limited
                                Partners        Partners        Total

Balance at January 1, 1993      $(445,139)      $52,582,088     $52,136,949
Net Loss                         (147,975)      (14,649,497)    (14,797,472)
Cash distributions                (58,886)       (5,829,643)     (5,888,529)

Balance at December 31, 1993     (652,000)       32,102,948      31,450,948
Net Loss                           (5,751)         (569,354)       (575,105)
Cash distributions                (48,623)       (4,813,678)     (4,862,301)

Balance at December 31, 1994     (706,374)       26,719,916      26,013,542
Net Income                          6,090           602,881         608,971
Cash distributions                (45,859)        4,540,083)     (4,585,942)

Balance at December 31, 1995    $(746,143)      $22,782,714     $22,036,571


Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                          1995            1994            1993

Rental                          $4,927,500      $5,417,086      $  5,112,882
Interest                           282,782         134,581           148,444
Other (Note 4)                       3,720          55,380         2,139,699

        Total Income             5,214,002       5,607,047         7,401,025

Expenses

Depreciation                     5,001,206       5,451,744         5,980,380
Management fees                    457,670         479,773           388,374
General and administrative         156,043         193,698           193,780
Operating                           73,128          56,937            84,687
Write-down of aircraft (Note 2)          -               -        15,551,276

        Total Expenses           5,688,047       6,182,152        22,198,497

         Net Loss from
         Operations             $ (474,045)     $ (575,105)     $(14,797,472)

Other Income

Gain on sale of
aircraft (Note 5)                1,083,016               -                 -

Net Income (Loss)               $  608,971      $ (575,105)     $(14,797,472)

Net Income (Loss) Allocated:

To the General Partners         $    6,090      $   (5,751)     $   (147,975)
To the Limited Partners            602,881        (569,354)      (14,649,497)

                                $  608,971      $ (575,105)     $(14,797,472)

Per limited partnership unit
(4,837,505 units outstanding)        $0.12          $(0.12)           $(3.03)


Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from
Operating Activities:           1995            1994            1993

Net income (loss)               $   608,971     $  (575,105)    $(14,797,472)
Adjustments to reconcile
net income (loss) to net cash
provided by operating activities:
        Depreciation              5,001,206       5,451,744        5,980,380
        Write-down of aircraft            -               -       15,551,276
        Gain on sale of
        aircraft                 (1,083,016)              -                -
        Restricted cash                   -       2,592,224        1,246,478
        Increase (decrease) in
        cash arising from changes
        in operating assets
        and liabilities:
           Accounts receivable        9,941          (9,941)               -
           Interest receivable          257           8,854           (2,891)
           Prepaid expenses               -          22,074          (18,654)
           Accounts payable
           and accrued expenses      30,266          27,792          (97,761)
           Maintenance payable            -        (750,000)      (2,011,177)
           Deferred revenue          (7,500)       (154,667)        (258,720)

Net cash provided by
operating activities              4,560,125       6,612,975        5,591,459

Cash Flows from
Investing Activities:

        Loan receivable              73,246        (260,975)               -
        Proceeds from sale
        of aircraft - net         1,533,570               -                -

Net cash provided by
(used for) investing activities   1,606,816        (260,975)               -

Cash Flows from
Financing Activities:

        Cash distributions       (4,862,992)     (4,477,373)      (6,939,072)

Net cash used for
financing activities             (4,862,992)     (4,477,373)      (6,939,072)

Net increase (decrease)
in cash and cash equivalents      1,303,949       1,874,627       (1,347,613)
Cash and cash equivalents
at beginning of period            2,978,631       1,104,004        2,451,617

Cash and cash equivalents
at end of period                $ 4,282,580     $ 2,978,631     $  1,104,004


Notes to Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
JetStream II, L.P. ("the Partnership"), a Delaware limited partnership, was formed on October 15, 1987, for the purpose of acquiring and leasing used commercial aircraft. The Managing General Partner of the Partnership is CIS Aircraft Partners, Inc. ("CAP"), a third-tier, wholly owned subsidiary of Continental Information Systems Corporation. The Administrative General Partner is Jet Aircraft Leasing Inc. ("JAL"), formerly Hutton Aircraft Leasing, Inc., an affiliate of Lehman Brothers Inc.

Upon formation of the Partnership, the General Partners each contributed $500, and the initial Limited Partner contributed $100 for five limited partner units. An additional 4,837,500 limited partnership depositary units were then sold at a price of $20.00 per unit. The Partnership had an interim closing on January 14, 1988 and a final closing on February 24, 1988, and received gross offering proceeds of $96,750,000.

The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2027. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to February 24, 1999. Thereafter, the net proceeds of any sales of aircraft will be distributed to the partners.

Title to the leased aircraft owned by the Partnership is held by nonaffiliated trusts of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

On March 18, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation. The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

The highly competitive and weakened conditions in the aircraft leasing industry have had a significant and negative impact on the residual value of the Partnership's fleet of aircraft. As of December 31, 1993, it was the General Partners' belief that the total value of the Partnership's fleet of aircraft had declined substantially. The General Partners' estimated market values for the aircraft, as of December 31, 1993, were based upon independent appraisals, third-party publications, the General Partners' own experience and the unique circumstances regarding the equipment and the Lessee. Accordingly, the General Partners reduced the carrying value of the Partnership's fleet by $15,551,276 and, therefore, established a new cost basis of $28,843,000 at December 31, 1993.

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents. Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash. Restricted cash consists of funds the General Partner believes will be expended by the Partnership to comply with regulatory and maintenance requirements.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases. The aircraft leases are accounted for as operating leases. Lease revenues, including payments for maintenance and power-by-the-hour charges, are recognized over the terms of the related leases.

Deferred Revenue. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes. No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership (Note 8).

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations
The Partnership Agreement ("Agreement") substantially provides for the following:

Cash Distributions. Cash flow from operations, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Cash flow is defined in the Partnership Agreement as including cash receipts from operations and interest income earned, less expenses incurred and paid in connection with the operation and ownership of the aircraft. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses. Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sales of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership. If, upon dissolution of the Partnership, the General Partners have a negative Capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases
The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, except as described below:

Trans World Airlines, Inc. On January 15, 1988, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,353,693. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"), the terms of which are described below. The lease provided for rent of $55,000 per month commencing June 1, 1991 and continuing through July 31, 1993, for two aircraft and August 31, 1993 for the third aircraft. In August 1993, the General Partners and TWA agreed to amend the original leases. As a result, TWA paid the Partnership rent of $40,000 per month per aircraft in advance quarterly commencing September 1, 1993 and continuing through September 30, 1994, for two aircraft and October 31, 1994 for the third aircraft.

On September 30, 1994, TWA agreed to extend the lease on one of the aircraft to April 30, 1995. Thereafter, TWA has leased the aircraft on a month-to-month basis at $32,500 per month paid in advance. The leases for the two remaining aircraft were extended on a short-term basis and expired on October 31, 1994 and December 19, 1994. The remaining two aircraft were returned to the Partnership in the fourth quarter of 1994 and sold in 1995. (See Note 5)

Northwest Airlines, Inc. During 1988 the Partnership acquired three McDonnell Douglas DC-9-30 aircraft for a total purchase price of $21,691,381. These aircraft are subject to operating leases with Northwest Airlines, Inc. ("Northwest"). On October 28, 1992, the General Partners and Northwest agreed to extend the lease agreements for the three aircraft from November 1, 1992 (two aircraft) and December 21, 1992 (for the third aircraft) to August and September, 1993, and January, 1994, respectively. Under the amended lease agreements, Northwest's monthly payments were reduced to $42,000 per plane. Lease extensions were executed with Northwest in December 1993 for the Partnership's three DC-9-30 aircraft. Under the lease extensions, which were scheduled to expire in January 1995 for two aircraft and April 1995 for the third, Northwest made monthly lease payments to the Partnership of $35,000 per aircraft.

In October 1994, Northwest Airlines exercised its option to extend its current lease agreements by one year. The new expiration dates were January 1996 for two aircraft and April 1996 for the third aircraft. The monthly lease payments remained at $35,000 per aircraft, paid in advance. In October 1995, Northwest exercised its option to extend the current lease agreements for a term of one year from the previous expiration dates, with the remaining terms of the lease unchanged.

Delta Air Lines, Inc. On February 25, 1988, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $14,380,390. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In September 1992, the General Partners and Delta agreed to amend the original lease. The amendment provided for rent of $95,000 per month through the expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date, with the option to cancel the lease with seven months notice and the remaining terms of the lease unchanged.

In November 1995 an agreement was reached with Delta to amend and extend the current lease until September 1999 at a monthly lease rate of $80,000. While this rate represents a decline from the prior lease rate of $95,000 per month, it is in line with prevailing market rates.

Continental Airlines, Inc. On January 26, 1988, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,313,020. This aircraft was subject to an operating lease with Continental Airlines, Inc. ("Continental"), the term of which expired on April 28, 1993. The Partnership received monthly rent of $168,720 for the period January 1, 1993 through April 28, 1993. Subsequent to the expiration date of April 28, 1993 Continental returned the aircraft to the Partnership.

The original lease agreement with Continental provided that, upon the expiration of the lease, the amounts remaining in the maintenance reserve funds were to be retained by the Partnership. Therefore, $2,139,699 was recognized as Other Income in the accompanying Statement of Operations during 1993, with the balance of $750,000 distributed to Continental in accordance with the terms of a new lease described below.

On February 9, 1994, The Partnership entered into a new lease agreement with Continental. The agreement provides for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective March 15, 1994. In addition, the Partnership made a onetime payment of $750,000 from the maintenance reserve funds in March 1994 to perform various maintenance work on the plane. Also, the Partnership has agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint. The modification financing is repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996, and with respect to advances made after February 1, 1996, a rate per annum equal to the yield to maturity of United States Treasury Notes having a maturity closest to the remaining term of the lease, plus 4.25 percent. On June 7, 1994, the Partnership made its first advance to Continental in the amount of $302,525. The fair value of the loan receivable from Continental as of December 31, 1995 is equal to the carrying value of the asset.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                        Percent of Rental Revenues

        Airline         1995    1994    1993

        TWA             7.9%    24.0%   35.2%
	Northwest	25.6	23.4	29.3
        Delta           22.7    21.0    22.3
	Continental	43.8	31.6	13.2



The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1995.


	Year 			Amount

	1996			$4,380,000
        1997                     3,319,500
        1998                     1,410,000
        1999                       720,000

                Total           $9,829,500


The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

5. Sale of Aircraft
In June 1995, the General Partners sold aircraft N64321 formerly on lease with TWA for net proceeds of $776,000. The aircraft had a carrying value of $286,714 on the date of sale resulting in a gain on sale of $489,286. In September 1995, the General Partners sold aircraft N74317 formerly on lease with TWA for net proceeds of $757,570. The aircraft had a carrying value of $163,840 on the date of sale resulting in a gain on sale of $593,730.

6. Distributions
Distributions paid or payable aggregated $4,585,942 (approximately $.94 per unit), $4,862,301 (approximately $1.00 per unit) and $5,888,529 (approximately $1.21 per unit) for the years ended December 31, 1995, 1994 and 1993, respectively. As of December 31, 1995, the Partnership had declared a distribution of $1,011,882, of which $1,001,763 (approximately $.21 per unit) was paid to the Limited Partners and $10,119 was paid to the General Partners on February 2, 1996.

7. Transactions with Affiliates

Cash and cash equivalents. Cash and cash equivalents reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

Base Management Fee. The General Partners received a quarterly fee subordinated to the Limited Partners receiving their Preferred Return (8% simple interest per annum cumulative, but not compounded) in an amount generally equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee. CAP receives a quarterly fee of 4.5% of quarterly cash flow subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee. The General Partners receive a quarterly fee subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP, and 1.0% is payable to JAL.

Resale Fee. CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fee will be reduced (but not below zero) for any resale fees or commissions payable to third parties. During 1995, $47,430 was accrued based on 3% of the gross sale proceeds totaling $1,581,000 from the sale of two Boeing 737-200s. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were earned during 1994 or 1993.

The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1995, 1994 and 1993.

			Unpaid at
                        December 31,    -------Earned----------
                        1995            1995      1994      1993

Base Management Fee     $ 17,587        $ 71,326  $ 78,412  $ 74,999
Incentive Management
Fee                       49,698         213,882   211,763   200,395
Re-lease Fee              42,525         172,462   189,598   112,980
Resale Fee                62,430          47,430         -    15,000

                        $172,240        $505,100  $479,773  $403,374

8. Reconciliation of Difference between Net Income (Loss) in the Financial
Statements (Accrual Basis -   Generally Accepted Accounting Principles) and Net
Loss in the Partnership's Tax Return

                                1995            1994            1993

Net income (loss), as reported  $   608,971     $  (575,105)    $(14,797,472)

Adjustments-
  Write-down of Aircraft                  -               -       15,551,276
  Deferred revenue                   (7,500)       (154,667)        (258,720)
  Prepaid Insurance                       -          22,074          (18,654)
  Maintenance reserve fund                -        (750,000)      (2,011,177)
  Loss on sale of asset          (1,493,144)              -                -
  Depreciation differential
  between the Modified
  Accelerated Cost
  Recovery System
  and depreciation for
  financial
  reporting purposes                541,973      (1,663,457)      (1,130,307)
  Legal fees, net of amortization         -          (5,297)          (5,528)

    Total adjustments              (958,671)     (2,551,347)      12,126,890

Net loss, per the
Partnership's tax return        $  (349,700)    $(3,126,452)    $ (2,670,582)


The net loss determined on the
income tax basis is allocated
to the partners as follows:

Limited partners
(4,837,505 units)               $  (346,203)    $(3,095,187)    $ (2,643,876)
General partners                     (3,497)        (31,265)         (26,706)

                                $  (349,700)    $(3,126,452)    $ (2,670,582)


Taxable loss per
limited partner unit                 $(0.07)         $(0.64)          $(0.55)


As of December 31, 1995, the tax basis of total assets and total liabilities is $19,049,775 and $1,220,604, respectively.

Report of Independent Public Accountants

To the Partners of
JetStream II, L.P.:

We have audited the accompanying balance sheets of JetStream II, L.P. (a Delaware limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream II, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Boston, Massachusetts
January 23, 1996
        except for Note 1, as to which
        the date is March 18, 1996