Form 10-K, Exhibit 13
period 1996-12-31
JETSTREAM II L P
filed 1997-03-19
CIK 831331

JetStream II, L.P.
                                   EXHIBIT 13

                               JetStream II, L.P.
                               1995 Annual Report




                               JETSTREAM II, L.P.

JetStream II, L.P. commenced operations in 1988, and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totalling approximately $16.00 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1996 and 1995.


                  Quarter Declared            1996       1995

                  Special Distribution*    $  .703     $   --
                  First Quarter               .232       .228
                  Second Quarter              .240       .237
                  Third Quarter               .230       .267
                  Fourth Quarter              .221       .207
                  Total                    $ 1.626     $ .939

    * On October 22, 1996, the Partnership paid a special distribution in the amount of approximately $.70 per Unit which was funded from cash previously held in reserve.




                              Contents

                      1    Message to Investors
                      4    Financial Statements
                      7    Notes to the Financial Statements
                     12    Report of Independent Public Accountants




	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596      Attn: Financial Communications
        800-223-3464                    800-223-3464



                              MESSAGE TO INVESTORS


Presented for your review is the 1996 Annual Report for JetStream II, L.P. (the "Partnership"). This message will provide an overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft, and highlights of the Partnership's financial results for the past five years. Also included are the Partnership's audited financial statements for the year ended December 31, 1996.

Industry Overview
The upturn in the U.S. airline industry continued in 1996 as evidenced by overall net profits reaching a record $3.5 billion, an increase from approximately $2 billion in 1995. Primary among the factors contributing to the continued improvement were a strengthening economy, an increase in passenger traffic, which was up by 7% from 1995, and cost-cutting initiatives, all of which have resulted in improved cash flow and operating results for many airlines. While strong operating results are expected to continue in 1997, they could be tempered by high fuel costs and potential labor issues.

These improving conditions and the resulting increase in aircraft utilization have had a positive impact on the level of aircraft leasing activity, as evidenced by the significant reduction in the number of serviceable aircraft available for lease during the past two years. Additionally, as reported in a recent edition of Aviation Week & Space Technology, it is possible that the number of surplus commercial aircraft available for sale or lease could disappear altogether during 1997. However, it is important to note that, despite this increase in leasing activity, future viable leasing opportunities for Stage 2 aircraft, such as the Partnership's, will be limited as a result of the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, which requires airlines to reduce the number of older aircraft in their fleets. These regulations provide, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers were limited to 75% of 1990 base levels by the end of 1994, 50% of 1990 base levels by the end of 1996, with further reductions to 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the early 1990's has had a substantial impact on residual aircraft values of Stage 2 aircraft.

Portfolio Update
As discussed in prior correspondence, the Partnership executed an agreement with Northwest in August 1996 to extend the leases for the Partnership's three DC-9-30 aircraft for a term of 10 years from the previous scheduled expiration dates in January 1997 (two aircraft) and April 1997 (one aircraft). Northwest will continue to pay the Partnership a monthly lease rate of $35,000 per aircraft. In accordance with the lease extensions, each of the aircraft will be hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. These upgrades will enable the aircraft to continue to fly in the United States beyond December 31, 1999, the phase-out date for all Stage 2 commercial aircraft. Northwest has agreed to fund the cost of the hushkitting and, in turn, will be entitled to 50% of the proceeds from the eventual sale of the aircraft. The General Partners believe that the lease extensions and hushkitting of the engines will in all likelihood increase the value of the aircraft and will present the Partnership with more viable sales opportunities in the future.

Of the Partnership's three remaining aircraft, one is on-lease to Continental Airlines ("Continental"), one is on-lease to Delta Air Lines ("Delta") and one is on-lease to Trans World Airlines ("TWA"). The following table highlights the Partnership's portfolio of aircraft as of December 31, 1996 and includes estimated market values as of that date.


                                           Estimated
Aircraft Model               Acquisition   Market        Lease            Monthly      Noise
Year Delivered   Lessee      Cost (1)      Value (2)     Expiration (3)   Lease Rate   Compliance

MD-80 Series     Continental $27,313,020   $16,564,900    3-15-98          $180,000     Stage 3
 1986

B-737-200 ADV    Delta        14,380,390     5,060,800    9-30-99          $80,000      Stage 2
 1979

DC-9-30          Northwest     7,230,460     3,296,000    4-21-07          $35,000      Stage 2
 1968

DC-9-30          Northwest     7,230,460     3,296,000    1-31-07          $35,000      Stage 2
 1970

DC-9-30          Northwest     7,230,461     3,296,000    1-31-07          $35,000      Stage 2
 1970

B-727-200        TWA           5,451,231       818,500     N/A (4)          $32,500      Stage 2
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

(4) TWA currently leases the Partnership's 727-200 non-advanced aircraft on a month-to-month basis.


Financial Highlights
The following table summarizes the Partnership's financial results for the last five years. For additional financial information, please refer to the financial statements and notes to the financial statements beginning on page 4 of this report.

                       1996         1995         1994         1993         1992
Rental Revenues $ 4,770,000  $ 4,927,500  $ 5,417,086  $ 5,112,882  $ 9,074,600
Write-down
 of Aircraft             --           --           --   15,551,276           --
Total Expenses    4,594,089    5,688,047    6,182,152   22,198,497    6,883,907
Net Income (Loss)   485,267      608,971     (575,105) (14,797,472)   2,350,915
Net Income (Loss)
 per Limited
 Partnership Unit (1)   .10          .12        (0.12)       (3.03)         .48
Total Assets     16,175,937   23,457,938   27,689,193   33,618,546   57,722,748
Partners'
 Capital         14,589,989   22,036,571   26,013,542   31,450,948   52,136,949
Net Cash Provided
 by Operating
 Activities       5,293,635    4,560,125    6,612,975    5,591,459    7,848,774
Cash Distributions
 per Unit (1)(2)       1.63          .94         1.00         1.21         1.85

(1) 4,837,505 units outstanding
(2) Distribution amounts are reflected in the year for which they are declared. The Partnership's fourth quarter cash distribution is usually paid in late January or early February of the following year.

* Rental revenues for the year ended December 31, 1996 decreased from 1995 primarily due to the reduction in the monthly lease rate paid by Delta in accordance with the lease extension executed in November 1995.

* The decrease in total expenses from 1995 to 1996 is primarily attributable to a decrease in depreciation expense recorded by the Partnership as a result of the June 1995 and September 1995 sales of two aircraft formerly on-lease to TWA and to one of the Partnership's aircraft being fully depreciated in 1995.

* The decrease in net income is primarily attributable to gains on the sale of aircraft totalling $1,083,016 recognized by the Partnership during 1995 as a result of the aforementioned sales. No such gain was recognized by the Partnership during 1996. Excluding the gains on sale of aircraft, the Partnership recorded a loss from operations for the year ended December 31, 1995 totalling $474,045, compared to income from operations of $485,267 for the corresponding period in 1996. The increase in income from operations for the 1996 period is primarily attributable to a decrease in depreciation expense and, to a lesser extent, a decrease in operating expenses, partially offset by the slight decrease in rental income.

* The increase in net cash provided by operating activities is primarily attributable to the reclassification of $750,000 from restricted cash to operating cash during the third quarter of 1996. Such amount had previously been included in the Partnership's restricted cash to cover the cost of performing various airworthiness directives on the Partnership's three aircraft on-lease to Northwest. Under its extended leases executed in August 1996, Northwest is obligated to pay for all airworthiness directives required during the term of the leases, therefore, the Partnership reclassified the $750,000 as operating cash.

General Information
As you are aware, a third party issued a partial tender offer in October 1996 to purchase units of the Partnership at a grossly inadequate price which was substantially below the Partnership's estimated net asset value. In response, we recommended that limited partners reject this offer because it did not reflect the underlying value of the Partnership's assets. Holders of over 99% of the outstanding units agreed that this offer was inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
The General Partners will continue their efforts to keep the Partnership's aircraft on-lease. It is important to note, however, that since the total return from your investment in the Partnership is dependent upon the aircraft's ultimate selling prices, declines in residual values over the past several years have had an adverse impact on your investment. The future performance of the Partnership will be dependent upon the General Partners' ability to keep the remaining aircraft on-lease, which, in turn, is largely dependent on the demand of aircraft by the airline industry. We will update you on the status of the Partnership's operations in future correspondence.

Very truly yours,

Jet Aircraft Leasing Inc.                       CIS Aircraft Partners, Inc.
A General Partner                               A General Partner

/s/Moshe Braver                                 /s/Thomas J. Prinzing

Moshe Braver                                    Thomas J. Prinzing
President                                       President

March 17, 1997




BALANCE SHEETS
                                              At December 31,  At December 31,
                                                        1996             1995
Assets
 Aircraft, at cost                              $ 26,877,000     $ 26,877,000
 Less accumulated depreciation                   (12,898,735)      (8,937,504)
                                                  13,978,265       17,939,496
Cash and cash equivalents                          1,791,426        4,282,580
Restricted cash                                      297,475        1,047,475
Loan receivable (Note 4)                             108,403          187,729
Interest receivable                                      368              658
 Total Assets                                   $ 16,175,937     $ 23,457,938
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses (Note 7) $    352,999     $    256,152
 Distribution payable                              1,079,616        1,011,882
 Deferred revenue                                    153,333          153,333
  Total Liabilities                                1,585,948        1,421,367
Partners' Capital (Deficit):
 General Partners                                   (805,273)        (746,143)
 Limited Partners (4,837,505 units outstanding)   15,395,262       22,782,714
  Total Partners' Capital                         14,589,989       22,036,571
  Total Liabilities and Partners' Capital       $ 16,175,937     $ 23,457,938



STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1996, 1995 and 1994

                                      General         Limited
                                     Partners        Partners           Total
Balance at December 31, 1993       $ (652,000)   $ 32,102,948    $ 31,450,948
Net Loss                               (5,751)       (569,354)       (575,105)
Distributions                         (48,623)     (4,813,678)     (4,862,301)
Balance at December 31, 1994       $ (706,374)   $ 26,719,916    $ 26,013,542
Net Income                              6,090         602,881         608,971
Distributions                         (45,859)     (4,540,083)     (4,585,942)
Balance at December 31, 1995       $ (746,143)   $ 22,782,714    $ 22,036,571
Net Income                              4,853         480,414         485,267
Distributions                         (63,983)     (7,867,866)     (7,931,849)
Balance at December 31, 1996       $ (805,273)   $ 15,395,262    $ 14,589,989



STATEMENTS OF OPERATIONS
For the years ended December 31,               1996         1995         1994
Income
 Rental                                 $ 4,770,000  $ 4,927,500  $ 5,417,086
 Interest                                   263,533      282,782      134,581
 Other                                       45,823        3,720       55,380
  Total Income                            5,079,356    5,214,002    5,607,047
Expenses
 Depreciation                             3,961,231    5,001,206    5,451,744
 Management fees                            447,465      457,670      479,773
 General and administrative                 184,047      156,043      193,698
 Operating                                    1,346       73,128       56,937
  Total Expenses                          4,594,089    5,688,047    6,182,152
   Net Income (Loss) from Operations        485,267     (474,045)    (575,105)
Other Income
Gain on sale of aircraft (Note 5)                --    1,083,016           --
   Net Income (Loss)                    $   485,267  $   608,971  $  (575,105)
Net Income (Loss) Allocated:
 To the General Partners                $     4,853  $     6,090  $    (5,751)
 To the Limited Partners                    480,414      602,881     (569,354)
                                        $   485,267  $   608,971  $  (575,105)
Per limited partnership unit
 (4,837,505 outstanding)                      $0.10        $0.12       $(0.12)



STATEMENTS OF CASH FLOWS
For the years ended December 31,             1996         1995          1994
Cash Flows From Operating Activities
Net Income (Loss)                     $   485,267   $  608,971   $  (575,105)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
 Restricted cash                          750,000           --     2,592,224
 Gain on sale of aircraft                      --   (1,083,016)           --
 Depreciation                           3,961,231    5,001,206     5,451,744
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
  Accounts receivable                          --        9,941        (9,941)
  Interest receivable                         290          257         8,854
  Prepaid expenses                             --           --        22,074
  Accounts payable and accrued expenses    96,847       30,266        27,792
  Maintenance payable                          --           --      (750,000)
  Deferred revenue                             --       (7,500)     (154,667)
Net cash provided by operating
 activities                             5,293,635    4,560,125     6,612,975
Cash Flows From Investing Activities
 Loan receivable                           79,326       73,246      (260,975)
 Proceeds from sale of aircraft - net          --    1,533,570            --
Net cash provided by (used for)
 investing activities                      79,326    1,606,816      (260,975)
Cash Flows From Financing Activities
 Cash distributions                    (7,864,115)  (4,862,992)   (4,477,373)
Net cash used for financing activities (7,864,115)  (4,862,992)   (4,477,373)
Net increase (decrease) in cash
 and cash equivalents                  (2,491,154)   1,303,949     1,874,627
Cash and cash equivalents,
 beginning of period                    4,282,580    2,978,631     1,104,004
Cash and cash equivalents,
 end of period                        $ 1,791,426  $ 4,282,580   $ 2,978,631



NOTES TO THE FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994

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

The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2027. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to February 24, 1999. Thereafter, the net proceeds from any sales of aircraft will be distributed to the partners.

Title to the aircraft owned by the Partnership is held by nonaffiliated trusts of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

On March 18, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation -- The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Cash Equivalents -- Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash -- Restricted cash consists of funds the General Partners believe will be expended by the Partnership to comply with regulatory and maintenance requirements. During 1996, the Partnership reclassified $750,000 from restricted cash to operating cash. Such amount had previously been included in restricted cash to cover the cost of performing various airworthiness directives on the three aircraft on lease to Northwest Airlines. However, under the extended leases (see Note 4), Northwest is obligated to pay for all airworthiness directives required during the terms of the leases.

Concentration of Credit Risk -- Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases -- The aircraft leases are accounted for as operating leases. Lease revenues are recognized over the terms of the related leases. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes -- No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership (Note 8).

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations
The Limited Partnership Agreement ("Agreement") as originally executed on
November 10, 1987   substantially provides for the following:

Cash Distributions -- Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses -- Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sales of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership -- If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases
The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, except as described below:

Trans World Airlines, Inc. -- On January 15, 1988, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,353,693. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"), the terms of which are described below. In August 1993, the General Partners and TWA agreed to amend the original leases. As a result, TWA paid the Partnership rent of $40,000 per month per aircraft, paid quarterly in advance, commencing September 1, 1993 and continuing through September 30, 1994, for two aircraft and October 31, 1994 for the third aircraft.

On September 30, 1994, TWA agreed to extend the lease on one of the aircraft to April 30, 1995. Thereafter, TWA has leased the aircraft on a month-to-month basis at $32,500 per month paid in advance. The leases for the two remaining aircraft were extended on a short-term basis and expired on October 31, 1994 and December 19, 1994. The remaining two aircraft were returned to the Partnership in the fourth quarter of 1994 and sold in 1995. (See Note 5)

Northwest Airlines, Inc. -- During 1988 the Partnership acquired three McDonnell Douglas DC-9-30 aircraft for a total purchase price of $21,691,381. These aircraft are subject to operating leases with Northwest Airlines, Inc. ("Northwest"). Lease extensions were executed with Northwest in December 1993 for the Partnership's three DC-9-30 aircraft. Under the lease extensions, which were scheduled to expire in January 1995 for two aircraft and April 1995 for the third, Northwest made monthly lease payments to the Partnership of $35,000 per aircraft.

In October 1994, Northwest exercised its option to extend its current lease agreements by one year. The new expiration dates were January 1996 for two aircraft and April 1996 for the third aircraft. The monthly lease payments remained at $35,000 per aircraft, paid in advance. In October 1995, Northwest exercised its option to extend the current lease agreement for a term of one year from the previous expiration dates, with the remaining terms of the lease unchanged.

During the third quarter of 1996 the Partnership signed new lease agreements with Northwest extending the current lease terms for the Partnership's three DC-9-30 aircraft for a term of ten years from the previous scheduled expiration dates in January 1997 (two aircraft) and April 1997 (one aircraft). Northwest will continue to pay the Partnership a monthly lease rate of $35,000 per aircraft. In accordance with the lease extensions, each of the aircraft will be hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. This will enable the aircraft to continue to fly in the United States beyond December 31, 1999, the phase-out date for all Stage 2 commercial aircraft. Northwest has agreed to fund the cost of the hushkitting and, in turn, will be entitled to fifty percent (50%) of the proceeds from the eventual sale of the aircraft.

Delta Air Lines, Inc. -- On February 25, 1988, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $14,380,390. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In September 1992, the General Partners and Delta agreed to amend the original lease. The amendment provided for rent of $95,000 per month through the expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date.
The remaining terms of the lease were unchanged.

In November 1995 an agreement was reached with Delta to amend and extend the current lease until September 1999 at a monthly lease rate of $80,000. While this rate represents a decline from the prior lease rate of $95,000 per month, it was in line with the then prevailing market rates.

Continental Airlines, Inc. -- On January 26, 1988, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,313,020. This aircraft was subject to an operating lease with Continental Airlines, Inc. ("Continental"), the term of which expired on April 28, 1993. Subsequent to the expiration date of April 28, 1993, Continental returned the aircraft to the Partnership.

On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provides for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective March 15, 1994. In addition, the Partnership reserved $750,000 from its maintenance reserve funds in March 1994 to perform various maintenance work on the plane. Also, the Partnership agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint. The modification financing is repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996, and with respect to advances made after February 1, 1996, a rate per annum equal to the yield to maturity of United States Treasury Notes having a maturity closest to the remaining term of the lease, plus 4.25 percent. On June 7, 1994, the Partnership made its first advance to Continental in the amount of $302,525. The fair value of the loan receivable from Continental as of December 31, 1996 is equal to the carrying value of the asset.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                           Percent of Rental Revenues
        Airline            1996       1995       1994
        TWA                 8.2%       7.9%      24.0%
        Northwest          26.4       25.6       23.4
        Delta              20.1       22.7       21.0
        Continental        45.3       43.8       31.6

The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1996.

                        Year              Amount
                        1997         $ 4,380,000
                        1998           2,670,000
                        1999           1,980,000
                        2000           1,260,000
                        2001           1,260,000
                        Thereafter     6,405,000
                        Total        $17,955,000

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

6. Distributions
Distributions declared aggregated $7,931,849 (approximately $1.63 per unit), $4,585,942 (approximately $.94 per unit) and $4,862,301 (approximately $1.00 per unit) for the years ended December 31, 1996, 1995 and 1994, respectively. As of December 31, 1996, the Partnership had declared a distribution of $1,079,616, of which $1,068,820 (approximately $.22 per unit) was paid to the Limited Partners and $10,796 was paid to the General Partners on February 11, 1997. In addition to the regular quarterly distributions paid by the Partnership for the year ended December 31, 1996, the Partnership paid a special cash distribution on October 22, 1996 in the amount of $3,420,697, of which $3,401,826 (approximately $.70 per unit) was paid to the Limited Partners and $18,871 was paid to the General Partners. This special distribution was funded from cash that was previously held in reserve.

7. Transactions with Affiliates
Cash and Cash Equivalents -- Cash and cash equivalents reflected on the Partnership's balance sheet at December 31, 1995 were on deposit with an affiliate of Jet Aircraft Leasing Inc. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of a general partner or the Partnership.

Base Management Fee -- The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return as defined in the Agreement in an amount generally equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee -- CAP receives a quarterly fee of 4.5% of quarterly cash flow, subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee -- The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP, and 1.0% is payable to JAL.

Resale Fee -- CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fee will be reduced (but not below zero) for any resale fees or commissions payable to third parties. During 1995, $47,430 was accrued based on 3% of the gross sale proceeds totaling $1,581,000 from the sale of two Boeing 737-200s. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were earned during 1996 or 1994.

The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1996, 1995 and 1994.

                                Unpaid at
                              December 31,                 Earned
                                     1996       1996        1995        1994
Base Management Fee             $  34,523  $  69,046   $  71,326   $  78,412
Incentive Management Fee          104,795    211,470     213,882     211,763
Re-lease Fee                       83,475    166,949     172,462     189,598
Resale Fee                         62,430         --      47,430          --
                                $ 285,223  $ 447,465   $ 505,100   $ 479,773


8. Reconciliation of Difference between Net Income (Loss) in the Financial Statements (Accrual Basis - Generally Accepted Accounting Principles) and Net Loss in the Partnership's Tax Return

                                           1996           1995          1994

Net income (loss), as reported      $   485,267    $   608,971   $  (575,105)
Adjustments-
 Deferred revenue                            --         (7,500)     (154,667)
 Prepaid Insurance                           --             --        22,074
 Maintenance reserve fund                    --             --      (750,000)
 Loss on sale of asset                       --     (1,493,144)           --
 Depreciation differential between
  the Modified Accelerated Cost
  Recovery System and depreciation
  for financial reporting purposes    2,146,454        541,973    (1,663,457)
 Legal fees, net of amortization             --             --        (5,297)
 Total adjustments                    2,146,454       (958,671)   (2,551,347)

Net income (loss), per the
 Partnership's tax return           $ 2,631,721    $  (349,700)  $(3,126,452)

The net income (loss) determined on the income tax basis is allocated to the partners as follows:

 Limited partners (4,837,505 units) $ 2,605,404    $  (346,203)  $(3,095,187)
 General partners                        26,317         (3,497)      (31,265)
                                    $ 2,631,721    $  (349,700)  $(3,126,452)

Taxable income (loss) per
 limited partner unit                     $0.54         $(0.07)       $(0.64)

As of December 31, 1996, the tax basis of total assets and total liabilities is $13,914,228 and $1,385,185, respectively.




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Partners of
JetStream II, L.P.:

We have audited the accompanying balance sheets of JetStream II, L.P. (a Delaware limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream II, L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 21, 1997