Form 10-K, Exhibit 13
period 1997-12-31
JETSTREAM II L P
filed 1998-03-31
CIK 831331

EXHIBIT 13

                          JetStream II, L.P.
                          1997 Annual Report


        JetStream II, L.P. commenced operations in 1988, and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totalling approximately $16.94 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1997 and 1996.


                   Quarter Declared         1997      1996
                    First Quarter         $ .263    $ .232
                    Second Quarter          .217      .240
                    Third Quarter           .220      .230
                    Fourth Quarter          .230      .221
                    Special Distribution*      _      .703
                    Total                 $  .93    $1.626

                *On October 22, 1996, the Partnership paid a
                 special distribution in the amount of
                 approximately $.70 per Unit which was funded from cash previously held in reserve.


                        Contents

                    1  Message to Investors
                    3  Portfolio and Financial Highlights
                    4  Financial Statements
                    7  Notes to the Financial Statements
                   12  Report of Independent Public Accountants



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



                         Message to Investors


Presented for your review is the 1997 Annual Report for JetStream II,L.P. (the "Partnership"). This message includes an overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft, and highlights of the Partnership's financial results. Also provided are the Partnership's audited financial statements for the year ended December 31, 1997.

Overview

The U.S. airline industry continued to improve during 1997, with a strong economy contributing to increased passenger traffic and increased net profits for the industry. The approximate 5.7% growth in passenger traffic combined with reduced fuel costs and strict cost containment initiatives led to significant improvement in operating profitability and net earnings for the industry in 1997. These conditions have had a favorable effect on the level of aircraft leasing activity, and have brought about a sustained reduction in the number of serviceable aircraft available for lease. The reduced inventory of available planes has, in turn, favorably affected lease rates.

This strong operating environment provided us with an opportunity to quickly re-lease one of our oldest aircraft, the B-227-200, formerly leased to TWA, and to extend the lease on the MD-80 Series aircraft through March 1999, as discussed below. It should be noted, however, that future opportunities for leasing Stage 2 aircraft, such as the Partnership's, are likely to be restricted due to the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, requiring airlines to reduce the number of older aircraft in their fleets. These regulations specify, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers are limited to 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the early 1990's has had a substantial impact on residual aircraft values of Stage 2 aircraft.

Portfolio Update

On October 30, 1997, the lease for the Partnership's B-727-200 with TWA was terminated. TWA had been leasing the aircraft on a month-to-month basis at a monthly lease rate of $32,500. Commencing November 1, 1997, the aircraft was re-leased to Boeing Capital Corporation ("BCC"), which subleases the aircraft to SportHawk International, Inc. BCC pays the Partnership a monthly lease rate of $45,000, an increase over the former lease rate with TWA. The primary term of the BCC lease expires on October 31, 1999.

The lease agreement with Continental Airlines ("Continental") for the Partnership's MD-80 Series aircraft was previously scheduled to expire in March 1998. In September 1997, the Partnership reached an agreement with Continental to extend the lease through March 1999, with the remaining terms of the lease unchanged. The lease agreement requires Continental to make monthly lease payments to the Partnership of $180,000.

As reported in prior correspondence, the lease agreement with Northwest for the Partnership's three DC-9-30 aircraft was extended in August 1996. In accordance with the lease extensions, each of the aircraft will be hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. Northwest has agreed to fund the cost of the hushkitting and, in turn, will be entitled to 50% of the proceeds from the eventual sale of the aircraft. The General Partners believe that the lease extensions and hushkitting of the engines will in all likelihood increase the value of the aircraft and will present the Partnership with more viable sales opportunities in the future.

General Information

As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that limited partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets.
According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary

The General Partners will continue their efforts to keep the Partnership's aircraft on-lease. It is important to note, however, that since the total return from your investment in the Partnership is dependent upon the aircrafts' ultimate selling prices, declines in residual values over the past several years have had an adverse impact on your investment. The future performance of the Partnership will be dependent upon the General Partners' ability to keep the remaining aircraft on-lease, which, in turn, is largely dependent on the demand for aircraft by the airline industry. We will update you on the status of the Partnership's operations in future correspondence.

Very truly yours,

Jet Aircraft Leasing Inc.                   CIS Aircraft Partners, Inc.
A General Partner                           A General Partner

/s/Jeffrey C. Carter                        /s/Thomas J. Prinzing
Jeffrey C. Carter                           Thomas J. Prinzing
President                                   President

March 27, 1998



               Portfolio and Financial Highlights

Aircraft Portfolio Highlights


                                        Estimated    Lease    Monthly
Aircraft Model             Acquisition     Market  Expiration  Lease      Noise
Year Delivered Lessee       Cost (1)    Value (2)     (3)      Rate  Compliance

B-727-200      Boeing     $ 5,451,231  $ 1,280,200  10/31/99  $ 45,000  Stage 2
  1969         Capital

DC-9-30        Northwest   $ 7,230,460 $ 3,174,000   1/31/07  $ 35,000  Stage 2
  1968

DC-9-30        Northwest   $ 7,230,460 $ 3,174,000   1/31/07  $ 35,000  Stage 2
  1970

DC-9-30        Northwest   $ 7,230,461 $ 3,296,000   4/21/07  $ 35,000  Stage 2
  1970

B-737-200 ADV  Delta       $14,380,390 $ 4,284,600   9/30/99  $ 80,000  Stage 2
  1979

MD-80 Series   Continental $27,313,020 $15,925,700   3/15/99  $180,000  Stage 3
  1986

   (1) Includes a 1.5% fee paid to the Managing General Partner at the acquisition of the aircraft.
   (2) Estimated market values for the aircraft are based upon annual independent appraisals which are subject to a variety of assumptions. Additionally, there can be no assurance that the Partnership would receive an amount equal to the market value shown above upon the sale of any of the aircraft.
   (3) Lease expiration dates do not include renewal options.

Financial Highlights

The following table summarizes the Partnership's financial results for the last five years. For additional financial information, please refer to the financial statements and notes to the financial statements beginning on page 4 of this report.


                           1997       1996        1995        1994        1993
Rental Revenues      $4,795,000 $4,770,000  $4,927,500  $5,417,086  $5,112,882
Write-down of Aircraft        _          _           _           _  15,551,276
Total Expenses        3,720,073  4,594,089   5,688,047   6,182,152  22,198,497
Net Income (Loss)     1,196,140    485,267     608,971    (575,105)(14,797,472)
Net Income (Loss)
 per Limited
 Partnership Unit(1)        .24        .10         .12       (0.12)      (3.03)
Total Assets         12,814,880 16,175,937  23,457,938  27,689,193  33,618,546
Partners' Capital    11,219,359 14,589,989  22,036,571  26,013,542  31,450,948
Net Cash Provided by
 Operating Activities 4,444,031  5,293,635   4,560,125   6,612,975   5,591,459
Cash Distributions
 per Unit (1)(2)            .94       1.63         .94        1.00        1.21

   (1)  4,837,505 units outstanding
   (2) Distribution amounts are reflected in the year for which they are declared. The Partnership's fourth quarter cash distribution is usually paid in late January or early February of the following year.

   * Rental revenues for the year ended December 31, 1997 increased slightly from the year ended December 31, 1996 primarily due to the higher lease rate being paid by the new lessee of the Partnership's B-727-200 aircraft.

   * The decrease in total expenses from 1996 to 1997 is due primarily to a decrease in depreciation expense as a result of the extended depreciable life of the Partnership's three DC-9-30 aircraft in connection with the Northwest lease extensions. The decrease in depreciation expense is also the primary reason for the increase in net income.




Balance Sheets                               At December 31,   At December 31,
                                                        1997              1996
Assets
 Aircraft, at cost                               $26,877,000       $26,877,000
 Less accumulated depreciation                   (15,917,963)      (12,898,735)
                                                  10,959,037        13,978,265
Cash and cash equivalents                          1,810,843         1,791,426
Restricted cash                                            _           297,475
Accounts receivable                                   45,000                 _
Loan receivable (Note 4)                                   _           108,403
Interest receivable                                        _               368
  Total Assets                                   $12,814,880       $16,175,937

Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses (Note 6)  $   328,819       $   352,999
 Distribution payable                              1,113,369         1,079,616
 Deferred revenue                                    153,333           153,333
  Total Liabilities                                1,595,521         1,585,948
Partners' Capital (Deficit):
 General Partners                                   (838,980)         (805,273)
 Limited Partners (4,837,505 units outstanding)   12,058,339        15,395,262
  Total Partners' Capital                         11,219,359        14,589,989
  Total Liabilities and Partners' Capital        $12,814,880       $16,175,937



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                   General          Limited
                                  Partners          Partners             Total
Balance at December 31, 1994     $(706,374)      $26,719,916       $26,013,542
Net Income                           6,090           602,881           608,971
Distributions                      (45,859)       (4,540,083)       (4,585,942)
Balance at December 31, 1995     $(746,143)      $22,782,714       $22,036,571
Net Income                           4,853           480,414           485,267
Distributions                      (63,983)       (7,867,866)       (7,931,849)
Balance at December 31, 1996     $(805,273)      $15,395,262       $14,589,989
Net Income                          11,961         1,184,179         1,196,140
Distributions                      (45,668)       (4,521,102)       (4,566,770)
Balance at December 31, 1997     $(838,980)      $12,058,339       $11,219,359



Statements of Operations
For the years ended December 31,           1997          1996          1995
Income
Rental                               $4,795,000    $4,770,000    $4,927,500
Interest                                111,683       263,533       282,782
Other                                     9,530        45,823         3,720
 Total Income                         4,916,213     5,079,356     5,214,002

Expenses
Depreciation                          3,019,228     3,961,231     5,001,206
Management fees                         432,958       447,465       457,670
General and administrative              267,887       184,047       156,043
Operating                                     _         1,346        73,128
 Total Expenses                       3,720,073     4,594,089     5,688,047
  Net Income (Loss) from Operations   1,196,140       485,267      (474,045)
Other Income
Gain on sale of aircraft                      _             _     1,083,016
  Net Income                         $1,196,140    $  485,267    $  608,971

Net Income Allocated:
To the General Partners              $   11,961    $    4,853    $    6,090
To the Limited Partners               1,184,179       480,414       602,881
                                     $1,196,140    $  485,267    $  608,971
Per limited partnership unit
(4,837,505 outstanding)                   $0.24         $0.10         $0.12



Statements of Cash Flows
For the years ended December 31,                1997         1996         1995
Cash Flows From Operating Activities
Net Income                                $1,196,140   $  485,267   $  608,971
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Restricted cash                            297,475      750,000            _
  Gain on sale of aircraft                         _            _   (1,083,016)
  Depreciation                             3,019,228    3,961,231    5,001,206
  Increase (decrease) in cash arising
  from changes in operating assets
  and liabilities:
    Accounts receivable                      (45,000)           _        9,941
    Interest receivable                          368          290          257
    Accounts payable and accrued expenses    (24,180)      96,847       30,266
    Deferred revenue                               _            _       (7,500)
Net cash provided by operating activities  4,444,031     5,293,635   4,560,125
Cash Flows From Investing Activities
Loan receivable                              108,403        79,326      73,246
Proceeds from sale of aircraft - net               _             _   1,533,570
Net cash provided by investing activities    108,403        79,326   1,606,816
Cash Flows From Financing Activities
Cash distributions                        (4,533,017)   (7,864,115) (4,862,992)
Net cash used for financing activities    (4,533,017)   (7,864,115) (4,862,992)
Net increase (decrease) in cash
 and cash equivalents                         19,417    (2,491,154)  1,303,949
Cash and cash equivalents,
 beginning of period                       1,791,426     4,282,580   2,978,631
Cash and cash equivalents, end of period  $1,810,843   $ 1,791,426  $4,282,580


Notes to the Financial Statements
December 31, 1997, 1996 and 1995

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

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation - The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Effective January 1, 1997, depreciation of the unamortized balance at December 31, 1996 for each Northwest aircraft will be depreciated on a straight-line basis over a ten-year period, due to the lease agreement signed in the third quarter of 1996 extending the current lease terms and the life of each aircraft for a term of ten years. (See Note 4).

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment - The Partnership accounts for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash consists of funds the General Partners believe will be expended by the Partnership to comply with regulatory and maintenance requirements. During 1996, the Partnership reclassified $750,000 from restricted cash to operating cash. Such amount had previously been included in restricted cash to cover the cost of performing various airworthiness directives on the three aircraft on lease to Northwest Airlines. However, under the extended leases (see Note 4), Northwest is obligated to pay for all airworthiness directives required during the terms of the leases.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Operating Leases - The aircraft leases are accounted for as operating leases. Lease revenues are recognized over the terms of the related leases. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes - No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership (Note 8).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

The Limited Partnership Agreement ("Agreement") as originally executed on
November 10, 1987   substantially provides for the following:

Cash Distributions - Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses - Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sales of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership - If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases

The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, except as described below:

Trans World Airlines, Inc.- On January 15, 1988, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,353,693. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"). The leases expired on October 31, 1994, December 19, 1994 (these two aircraft were sold in 1995), and October 30, 1997 (this aircraft was leased to Boeing Capital Corporation, as discussed below.)

Northwest Airlines, Inc. - During 1988 the Partnership acquired three McDonnell Douglas DC-9-30 aircraft for a total purchase price of $21,691,381. These aircraft are subject to operating leases with Northwest Airlines, Inc. ("Northwest"). Lease extensions were executed with Northwest in December 1993 for the Partnership's three DC-9-30 aircraft. Under the lease extensions, which were scheduled to expire in January 1995 for two aircraft and April 1995 for the third, Northwest made monthly lease payments to the Partnership of $35,000 per aircraft. These leases were subsequently extended twice at the same monthly lease rate. Each extension was for one additional year from the previous expiration dates, with the remaining terms of the lease unchanged.

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

Delta Air Lines, Inc. - On February 25, 1988, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $14,380,390. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In September 1992, the General Partners and Delta agreed to amend the original lease. The amendment provided for rent of $95,000 per month through the expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date.
The remaining terms of the lease were unchanged.

In November 1995 an agreement was reached with Delta to amend and extend the current lease until September 1999 at a monthly lease rate of $80,000. While this rate represents a decline from the prior lease rate of $95,000 per month, it was in line with the then-prevailing market rates. Continental Airlines, Inc. On January 26, 1988, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,313,020. This aircraft was subject to an operating lease with Continental Airlines, Inc. ("Continental"), the term of which expired on April 28, 1993. Subsequent to the expiration date of April 28, 1993, Continental returned the aircraft to the Partnership.

On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provided for Continental to lease the plane for a term of four years, and pay $180,000 per month in advance effective
March 15, 1994. The Partnership agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint. The modification financing was repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996, and with respect to advances made after February 1, 1996, a rate per annum equal to the yield to maturity of United States Treasury Notes having a maturity closest to the remaining term of the lease, plus 4.25 percent. On June 7, 1994, the Partnership made its first advance to Continental in the amount of $302,525. The notes were paid in full in September 1997. Having made all of the modifications permitted under the Participation Agreements, Continental no longer can borrow any funds and the Partnership is released from its obligation to lend.

The lease with Continental Airlines for the Partnership's MD-80 Series aircraft was previously scheduled to expire in March 1998. However, in September 1997, the Partnership reached an agreement with Continental to extend the lease through March 1999, with the remaining terms of the lease unchanged.

Boeing Capital Corporation - On November 1, 1997, the Partnership entered into an operating lease agreement with Boeing Capital Corporation ("BCC") to lease one of the Partnership's Boeing 727-200 non-advanced aircraft formerly leased to TWA. BCC subleases the aircraft to SportHawk International, Inc. BCC will pay the Partnership a monthly lease rate of $45,000 through the primary term of the lease, which expires on October 31, 1999. Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                              Percent of Rental Revenues
                Airline            1997    1996   1995

                TWA                6.8%    8.2%   7.9%
                Northwest         26.3    26.4   25.6
                Delta             20.0    20.1   22.7
                Continental       45.0    45.3   43.8
                Boeing Capital     1.9       _      _

The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1997.

                      Year             Amount
                      1998        $ 4,920,000
                      1999          2,835,000
                      2000          1,260,000
                      2001          1,260,000
                      Thereafter    7,560,000
                      Total       $17,835,000

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

6. Distributions

Distributions declared aggregated $4,566,770 (approximately $0.93 per LP unit), $7,931,849 (approximately $1.63 per LP unit) and $4,585,942 (approximately $0.94 per LP unit) for the years ended December 31, 1997, 1996 and 1995, respectively. As of December 31, 1997, the Partnership had declared a distribution of $1,113,369, of which $1,102,235 (approximately $.23 per LP unit) was paid to the Limited Partners and $11,134 was paid to the General Partners on February 2, 1998. In addition to the regular quarterly distributions paid by the Partnership for the year ended December 31, 1996, the Partnership paid a special cash distribution on October 22, 1996 in the amount of $3,420,697, of which $3,401,826 (approximately $.70 per LP unit) was paid to the Limited Partners and $18,871 was paid to the General Partners. This special distribution was funded from cash that was previously held in reserve, and is included in the distribution of $7,931,849 discussed above.

7. Transactions with Affiliates

Base Management Fee - The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return as defined in the Agreement in an amount generally equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee - CAP receives a quarterly fee of 4.5% of quarterly cash flow, subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee - The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP, and 1.0% is payable to JAL.

Resale Fee - CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fee will be reduced (but not below zero) for any resale fees or commissions payable to third parties. During 1995, $47,430 was accrued based on 3% of the gross sale proceeds totaling $1,581,000 from the sale of two Boeing 737-200s. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were earned during 1996 or 1997.

The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1997, 1996 and 1995.

                                Unpaid at
                             December 31,                 Earned
                                     1997        1997       1996        1995
    Base Management Fee          $ 17,623    $ 68,756   $ 69,046    $  71,326
    Incentive Management Fee       52,392     197,952    211,470      213,882
    Re-lease Fee                   42,613     166,250    166,949      172,462
    Resale Fee                     62,430           _          _       47,430
                                 $175,058    $432,958   $447,465    $ 505,100


8. Reconciliation of Difference between Net Income in the Financial Statements (Accrual Basis - Generally Accepted Accounting Principles) and Net Income
   (Loss)in the Partnership's Tax Return
                                              1997          1996         1995

 Net income, as reported                $1,196,140    $  485,267   $  608,971
 Adjustments-
   Deferred revenue                              _             _       (7,500)
   Loss on sale of asset                         _             _   (1,493,144)
   Depreciation differential between
    the Modified Accelerated Cost
    Recovery System and depreciation
    for financial reporting purposes     2,115,533     2,146,454      541,973
 Total adjustments                       2,115,533     2,146,454     (958,671)

Net income (loss), per the
Partnership's tax return                $3,311,673    $2,631,721   $ (349,700)


The net income (loss) determined on the income tax basis is allocated to the partners as follows:

    Limited partners (4,837,505 units)   $ 3,278,556   $ 2,605,404   $(346,203)
    General partners                          33,117        26,317      (3,497)
                                          $3,311,673   $ 2,631,721   $(349,700)

Taxable income (loss) per limited
 partner unit                                  $0.68         $0.54      $(0.07)

As of December 31, 1997, the tax basis of total assets and total liabilities is $12,668,703 and $1,394,757, respectively.


            Report of Independent Public Accountants


To the Partners of
JetStream II, L.P.:

We have audited the accompanying balance sheets of JetStream II, L.P.
(a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream II, L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 26, 1998