Form 10-K, Exhibit 13
period 1998-12-31
JETSTREAM II L P
filed 1999-03-29
CIK 831331

EXHIBIT 13

                               JetStream II, L.P.
                               1998 Annual Report

--------------------------------------------------------------------------------
                               JETSTREAM II, L.P.
--------------------------------------------------------------------------------



       JetStream II, L.P. commenced operations in 1988 and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totaling approximately $17.81 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1998 and 1997.



                  Quarter Declared             1998       1997
                  --------------------------------------------
                  First Quarter               $.210      $.263
                  Second Quarter               .219       .217
                  Third Quarter                .221       .220
                  Fourth Quarter               .222       .230
                                              -----      -----
                  Total                       $.872      $.930
                  ============================================



                                    Contents

                   1  Message to Investors
                   3  Financial Statements
                   6  Notes to the Financial Statements
                  11  Report of Independent Public Accountants

1

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


Presented for your review is the 1998 Annual Report for JetStream II, L.P. (the "Partnership"). This message includes an overview of conditions in the airline and aircraft leasing industries, an update on the Partnership's portfolio of aircraft, and highlights of the Partnership's financial results. Also provided are the Partnership's audited financial statements for the year ended December 31, 1998.

Industry Overview
The United States airline industry continued to perform well in 1998 as the economy continued its strong growth this past year. The number of passengers traveling within the United States increased by approximately 5%, which in turn led to an increase in revenues. This increase was tempered somewhat by recent fare reductions, but overall, net income for most airlines increased in 1998. Forecasts are for continued growth in this industry.

However, future opportunities for leasing Stage 2 aircraft, such as the Partnership's, are likely to be restricted due to the implementation of noise compliance regulations developed in accordance with the Airport Noise and Capacity Act of 1990, requiring airlines to reduce the number of older aircraft in their fleets. These regulations specify, among other things, phase-out and non-addition rules under which the number of Stage 2 aircraft operated by domestic carriers are limited to 25% of 1990 base levels by the end of 1998 and ultimately to 0% by December 31, 1999. The scheduled phase-out of Stage 2 aircraft combined with the prolonged difficulties in the airline industry during the early 1990's has had a substantial impact on residual aircraft values of Stage 2 aircraft. An update on the status of hushkitting the Partnership's Stage 2 planes is discussed below.

Portfolio Update
Following is an update on the lease status of each aircraft:

MD-80 Series Aircraft - The lease agreement with Continental Airlines ("Continental") for the Partnership's MD-80 Series aircraft was scheduled to expire in March 1999. In October 1998, Continental exercised its option to renew this lease through March 2000 with the remaining lease terms unchanged. The lease requires Continental to make monthly payments of $180,000. This is a Stage 3 aircraft which meets the noise compliance guidelines set by the Federal Aviation Administration (the "FAA").

737-200 Advanced Aircraft - The lease with Delta Air Lines ("Delta") for the Partnership's 737-200 advanced aircraft expires in September 1999. Pursuant to the lease terms, Delta makes monthly payments of $80,000. We are currently negotiating an extension of this lease with Delta which would also require Delta to hushkit the plane.

727-200 Non-advanced Aircraft - As previously reported, the Partnership's Boeing 727 aircraft was re-leased to Boeing Capital Corporation ("BCC"), which subleases the aircraft to SportHawk International, Inc. BCC pays the Partnership $45,000 monthly. The primary term of the BCC lease expires on October 31, 1999. This aircraft has been hushkitted by BCC and now meets the FAA's noise compliance guidelines.

DC-9-30 Aircraft - The leases for the Partnership's three DC-9-30 aircraft with Northwest Airlines ("Northwest") expire in January 2007 (two aircraft) and April 2007 (one aircraft). Northwest pays $35,000 monthly per aircraft. As part of the 1996 agreement to extend these leases, Northwest agreed to hushkit each aircraft prior to year-end 1999. In exchange for funding the costs of the hushkits, Northwest will be entitled to 50% of the proceeds from the eventual sale of the aircraft. Two of the planes have been hushkitted by Northwest with the third plane scheduled to be hushkitted prior to the end of this year.

Financial Highlights
Provided below is a review of Partnership operations for the year ended December 31,

                                                         1998         1997
      --------------------------------------------------------------------
      Rental Income                                $4,920,000   $4,795,000
      Total Expenses                                3,740,075    3,720,073
      Net Income                                    1,285,470    1,196,140
      Net Cash provided by Operating Activities     4,255,925    4,444,031
      --------------------------------------------------------------------

   o Rental income increased primarily as a result of the higher lease rate paid for the 727-200 non-advanced aircraft in comparison to 1997.

   o  Total expenses were relatively unchanged in 1998 from 1997.

   o The increase in net income is attributable to the increase in rental income.

   o The decrease in net cash provided by operating activities is primarily attributable to the reclassification of the Partnership's restricted cash balance during 1997. The cash was originally classified as restricted pursuant to the lease with Continental, but this is no longer required due to the completion of all maintenance requirements under the lease.

General Information
As you are probably aware, several unaffiliated third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we have recommended that Limited Partners reject these offers since we believe that they do not reflect the underlying value of the Partnership's assets.

Summary
We will continue our efforts to effectively manage the Partnership's aircraft. It should be noted, however, that since the total return from your investment in the Partnership is dependent upon the aircrafts' ultimate selling prices, declines in residual values over the past several years have impacted your investment. We will update you on the status of the Partnership's operations in future correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at 617-342-4225, and the Partnership's administrative agent can be reached at 248-637-7900.

Very truly yours,

Jet Aircraft Leasing Inc.               CIS Aircraft Partners,  Inc.
A General Partner                       A General Partner



Michael T. Marron                       Thomas J. Prinzing
President                               President

March 29, 1999

JETSTREAM II, L.P.

-------------------------------------------------------------------------------------
BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets
  Aircraft, at cost                                    $ 26,877,000      $ 26,877,000
  Less accumulated depreciation                         (18,937,193)      (15,917,963)
                                                       ------------------------------
                                                          7,939,807        10,959,037
                                                       ------------------------------
Cash and cash equivalents                                 1,781,869         1,810,843
Accounts receivable                                          45,000            45,000
-------------------------------------------------------------------------------------
      Total Assets                                     $  9,766,676      $ 12,814,880
=====================================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses (Note 6)       $    280,044      $    328,819
  Distribution payable                                    1,084,395         1,113,369
  Deferred revenue                                          153,333           153,333
                                                       ------------------------------
      Total Liabilities                                   1,517,772         1,595,521
                                                       ------------------------------
Partners' Capital (Deficit):
  General Partners                                         (868,684)         (838,980)
  Limited Partners (4,837,505 units outstanding)          9,117,588        12,058,339
                                                       ------------------------------
      Total Partners' Capital                             8,248,904        11,219,359
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital          $  9,766,676      $ 12,814,880
=====================================================================================



-------------------------------------------------------------------------------------
STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997, and 1996
                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $(746,143)    $22,782,714     $22,036,571
Net Income                                      4,853         480,414         485,267
Distributions                                 (63,983)     (7,867,866)     (7,931,849)
-------------------------------------------------------------------------------------
Balance at December 31, 1996                $(805,273)    $15,395,262     $14,589,989
Net Income                                     11,961       1,184,179       1,196,140
Distributions                                 (45,668)     (4,521,102)     (4,566,770)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                $(838,980)    $12,058,339     $11,219,359
Net Income                                     12,855       1,272,615       1,285,470
Distributions                                 (42,559)     (4,213,366)     (4,255,925)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(868,684)    $ 9,117,588     $ 8,248,904
=====================================================================================

See accompanying notes to the financial statements.

JETSTREAM II, L.P.

-------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rental                                     $4,920,000      $4,795,000      $4,770,000
Interest                                       97,191         111,683         263,533
Other                                           8,354           9,530          45,823
                                           ------------------------------------------
      Total Income                          5,025,545       4,916,213       5,079,356
-------------------------------------------------------------------------------------
Expenses
Depreciation                                3,019,230       3,019,228       3,961,231
Management fees                               444,005         432,958         447,465
General and administrative                    275,515         267,887         184,047
Operating                                       1,325              --           1,346
                                           ------------------------------------------
      Total Expenses                        3,740,075       3,720,073       4,594,089
-------------------------------------------------------------------------------------
      Net Income from Operations            1,285,470       1,196,140         485,267
-------------------------------------------------------------------------------------
      Net Income                           $1,285,470      $1,196,140      $  485,267
=====================================================================================
Net Income Allocated:
To the General Partners                    $   12,855      $   11,961      $    4,853
To the Limited Partners                     1,272,615       1,184,179         480,414
-------------------------------------------------------------------------------------
                                           $1,285,470      $1,196,140      $  485,267
=====================================================================================
Per limited partnership unit
(4,837,505 outstanding)                        $ 0.26          $ 0.24          $ 0.10
-------------------------------------------------------------------------------------

See accompanying notes to the financial statements.

JETSTREAM II, L.P.

-------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                                $ 1,285,470     $ 1,196,140     $   485,267
Adjustments to reconcile net income
to net cash provided by operating
activities:
  Restricted cash                                  --         297,475         750,000
  Depreciation                              3,019,230       3,019,228       3,961,231
  Increase (decrease) in cash
  arising from changes in operating
  assets and liabilities:
    Accounts receivable                            --         (45,000)             --
    Interest receivable                            --             368             290
    Accounts payable and accrued
    expenses                                  (48,775)        (24,180)         96,847
                                          -----------     -----------     -----------
Net cash provided by operating
activities                                  4,255,925       4,444,031       5,293,635
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Loan receivable                                    --         108,403          79,326
                                          -----------     -----------     -----------
Net cash provided by investing
activities                                         --         108,403          79,326
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Cash distributions                         (4,284,899)     (4,533,017)     (7,864,115)
                                          -----------     -----------     -----------
Net cash used for financing activities     (4,284,899)     (4,533,017)     (7,864,115)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                              (28,974)         19,417      (2,491,154)
Cash and cash equivalents,
beginning of period                         1,810,843       1,791,426       4,282,580
-------------------------------------------------------------------------------------
Cash and cash equivalents,
end of period                             $ 1,781,869     $ 1,810,843     $ 1,791,426
=====================================================================================

See accompanying notes to the financial statements.

JETSTREAM II, L.P.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1997

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

2.  Significant Accounting Policies

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Aircraft and Depreciation The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of twelve years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Effective January 1, 1997, depreciation of the unamortized balance at December 31, 1996 for each Northwest aircraft will be depreciated on a straight line basis over a ten-year period, due to the lease agreement signed in the third quarter of 1996 extending the lease and the life of each aircraft for a term of ten years. (See Note 4).

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

Accounting for Impairment The Partnership accounts for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Cash Equivalents Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

JETSTREAM II, L.P.

Operating Leases The aircraft leases are accounted for as operating leases. Lease revenues are recognized over the terms of the related leases. Some of the Partnership's operating leases require rental payments to be paid in advance. Rental payments received in advance are deferred and then recognized as income when earned.

Income Taxes No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations
The Limited Partnership Agreement ("Agreement") as originally executed on November 10, 1987 substantially provides for the following:

Cash Distributions Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Allocation of Income and Losses Generally, income and losses for any year are allocated 99% to the Limited Partners and 1% to the General Partners. Gains on sales of aircraft shall first be allocated to the General Partners until they have been allocated an amount of gain equal to the lesser of their respective deficit account balances or 1.01% of all capital contributions by Limited Partners. Any additional gain recognized by the Partnership upon the sale of aircraft shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Dissolution of Partnership If, upon dissolution of the Partnership, the General Partners have a negative capital account, they shall contribute capital equal to the lesser of their respective capital deficit account balances or 1.01% of all capital contributed by the Limited Partners.

4. Aircraft under Operating Leases
The Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, as described below:

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

Northwest Airlines, Inc. During 1988, the Partnership acquired three McDonnell Douglas DC-9-30 aircraft for a total purchase price of $21,691,381. These aircraft are subject to operating leases with Northwest Airlines, Inc. ("Northwest"). Lease extensions were executed with Northwest in December 1993 for the Partnership's three DC-9-30 aircraft. Under the lease extensions, which were scheduled to expire in January 1995 for two aircraft and April 1995 for the third, Northwest made monthly lease payments to the Partnership of $35,000 per aircraft. These leases were subsequently extended twice at the same monthly lease rate. Each extension was for one additional year from the previous expiration dates, with the remaining terms of the lease unchanged.

JETSTREAM II, L.P.

During the third quarter of 1996, the Partnership signed new lease agreements with Northwest extending the current lease terms for the Partnership's three DC-9-30 aircraft for a term of ten years from the previous scheduled expiration dates in January 1997 (two aircraft) and April 1997 (one aircraft). Northwest will continue to pay the Partnership a monthly lease rate of $35,000 per aircraft. In accordance with the lease extensions, each of the aircraft will be hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. This will enable the aircraft to continue to fly in the United States beyond December 31, 1999, the phase-out date for all Stage 2 commercial aircraft. Northwest has agreed to fund the cost of the hushkitting and, in turn, will be entitled to fifty percent (50%) of the proceeds from the eventual sale of the aircraft.

Delta Air Lines, Inc. On February 25, 1988, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $14,380,390. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In September 1992, the General Partners and Delta agreed to amend the original lease. The amendment provided for rent of $95,000 per month through the expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date. The remaining terms of the lease were unchanged. In November 1995, an agreement was reached with Delta to amend and extend the current lease until September 1999 at a monthly lease rate of $80,000.

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

The modification financing was repayable over the life of the lease at an interest rate of 8% per annum for advances made before February 1, 1996. On June 7, 1994, the Partnership made its only advance to Continental in the amount of $302,525. The notes were prepaid in full in September 1997. Having made all of the modifications permitted under the Participation Agreements, Continental no longer can borrow any funds and the Partnership has been released from its obligation to lend.

The lease with Continental Airlines for the Partnership's MD-80 Series aircraft was previously scheduled to expire in March 1998. Continental extended its lease to March 1999 and in October 1998, exercised its second option to renew this lease through March 2000, with the remaining terms of the lease unchanged.

Boeing Capital Corporation On November 1, 1997, the Partnership entered into an operating lease agreement with Boeing Capital Corporation ("BCC") to lease one of the Partnership's Boeing 727-200 non-advanced aircraft formerly leased to TWA. BCC subleases the aircraft to SportHawk International, Inc. BCC pays the Partnership a monthly lease rate of $45,000 through the primary term of the lease, which expires on October 31, 1999.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                                       Percent of Rental Revenues
               --------------------------------------------------
               Airline                 1998       1997       1996
               --------------------------------------------------
               Northwest               25.6%      26.3%      26.4%
               Delta                   19.5       20.0       20.1
               Continental             43.9       45.0       45.3
               Boeing Capital          11.0        1.9         --
               TWA                       --        6.8        8.2
               --------------------------------------------------

JETSTREAM II, L.P.

The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1998.

               Year                                        Amount
               --------------------------------------------------
               1999                                   $ 4,590,000
               2000                                     1,710,000
               2001                                     1,260,000
               2002                                     1,260,000
               2003                                     1,260,000
               Thereafter                               3,979,500
               --------------------------------------------------
               Total                                  $14,059,500
               ==================================================

The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

5. Distributions
Distributions declared aggregated $4,255,925 (approximately $0.87 per LP unit), $4,566,770 (approximately $0.94 per LP unit) and $7,931,849 (approximately $1.63 per LP unit) for the years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1998, the Partnership had declared a distribution of $1,084,395, of which $1,073,551 (approximately $.22 per LP unit) was paid to the Limited Partners and $10,844 was paid to the General Partners on March 4, 1999. In addition to the regular quarterly distributions paid by the Partnership for the year ended December 31, 1996, the Partnership paid a special cash distribution on October 22, 1996 in the amount of $3,420,697, of which $3,401,826 (approximately $.70 per LP unit) was paid to the Limited Partners and $18,871 was paid to the General Partners. This special distribution was funded from cash that was previously held in reserve, and is included in the distribution of $7,931,849 discussed above.

6. Transactions with Affiliates

Base Management Fee The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return as defined in the Agreement in an amount generally equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee CAP receives a quarterly fee of 4.5% of quarterly cash flow, subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP, and 1.0% is payable to JAL.

Resale Fee CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fee will be reduced (but not below zero) for any resale fees or commissions payable to third parties. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were earned during 1996, 1997 or 1998.

The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1998, 1997 and 1996.

                                 Unpaid at               Earned
                               December 31,  ------------------------------
                                      1998       1998       1997       1996
     ----------------------------------------------------------------------
     Base Management Fee          $ 17,804   $ 71,217   $ 68,756   $ 69,046
     Incentive Management Fee       49,388    200,588    197,952    211,470
     Re-lease Fee                   43,050    172,200    166,250    166,949
     ----------------------------------------------------------------------
                                  $110,242   $444,005   $432,958   $447,465
                                  =========================================

JETSTREAM II, L.P.

7. Reconciliation of Difference between Net Income in the Financial Statements (Accrual Basis--Generally Accepted Accounting Principles) and Net Income in the Partnership's Tax Return

                                                 1998            1997            1996
-------------------------------------------------------------------------------------

Net income, as reported                   $ 1,285,470     $ 1,196,140     $   485,267
Adjustments--
  Depreciation differential between the
    Modified Accelerated Cost Recovery
    System and depreciation for
    financial reporting purposes            3,019,230       2,115,533       2,146,454
                                          -------------------------------------------

Net income, per the Partnership's
  tax return                              $ 4,304,700     $ 3,311,673     $ 2,631,721
-------------------------------------------------------------------------------------

The net income determined on the income tax basis is allocated to the partners as follows:

  Limited partners (4,837,505 units)      $ 4,261,653     $ 3,278,556     $ 2,605,404
  General partners                             43,047          33,117          26,317
                                          -------------------------------------------
                                          $ 4,304,700     $ 3,311,673     $ 2,631,721

Taxable income (loss) per
  limited partner unit                    $      0.88     $      0.68     $      0.54
-------------------------------------------------------------------------------------

As of December 31, 1998, the tax basis of total assets and total liabilities was $12,639,729 and $1,317,009, respectively.

11

-------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------



To the Partners of
JetStream II, L.P.:

We have audited the accompanying balance sheets of JetStream II, L.P. (a Delaware limited partnership) as of December 31, 1998 and 1997, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream II, L.P. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                        ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 12, 1999