Form 10-K, Exhibit 13
period 1999-12-31
JETSTREAM II L P
filed 2000-03-31
CIK 831331

EXHIBIT 13

                               JetStream II, L.P.
                               1999 Annual Report

--------------------------------------------------------------------------------
                               JETSTREAM II, L.P.
--------------------------------------------------------------------------------




   JetStream II, L.P. commenced operations in 1988 and was formed to acquire used commercial aircraft subject to triple net operating leases with commercial airlines. Since inception, limited partners have received cash distributions totaling approximately $18.93 per $20.00 Unit. The following table provides the quarterly cash distributions per Unit paid by the Partnership for the years ended December 31, 1999 and 1998.

                     Quarter Declared        1999       1998
                     ---------------------------------------
                     First Quarter          $.339      $.210
                     Second Quarter          .472       .219
                     Third Quarter           .154       .221
                     Fourth Quarter          .155       .222
                                           ------      -----
                     Total                 $1.120      $.872
                     =======================================






                                    Contents

                   1  Message to Investors

                   3  Financial Statements

                   6  Notes to the Financial Statements

                  13  Report of Independent Public Accountants

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------




Presented for your review is the 1999 Annual Report for JetStream II, L.P. (the "Partnership"). This report includes an update on the status of the Partnership's aircraft portfolio, including efforts to market the Partnership's remaining planes, and highlights of the Partnership's financial results. Also included are the Partnership's audited financial statements for the year ended December 31, 1999.

Sales Update
As discussed in prior reports, in November 1999, the Partnership received the required approval of more that 50% of the outstanding limited partner units to proceed with the plan of liquidation and dissolution, pursuant to which the remaining aircraft will be sold and the Partnership terminated (the "Liquidation Plan"). In accordance with the Liquidation Plan, we began actively marketing the aircraft for sale in January 2000. Bids have been received for several of the planes, and we are pleased to report that two letters of intent were recently signed, one for the sale of the Partnership's 737-200 advanced aircraft and the second for the three DC-9-30 aircraft. Contracts are currently being negotiated with the prospective purchasers, and it is anticipated that the planes will be sold during the second quarter of this year. However, there can be no assurance that the sales will close within this time frame or that the Partnership will be able to obtain the aircrafts' appraised values in a sale. In addition, we are continuing to market the remaining aircraft. Once the planes are sold, the Partnership's liabilities will be paid, the sales proceeds will be distributed to the Limited Partners, and the Partnership will be terminated.

Portfolio Update
Following is an update on the status of the Partnership's remaining aircraft:

MD-80 Series Aircraft - Continental Airlines ("Continental") has exercised its option to renew the lease for the Partnership's MD-80 Series aircraft through September 2000. The lease requires Continental to make monthly lease payments of $180,000.

737-200 Advanced Aircraft - The lease with Delta Air Lines ("Delta") for the Partnership's 737-200 advanced aircraft has been extended through September 2001. The lease requires Delta to make monthly payments of $65,000. Delta was also required to hushkit the plane, which was completed prior to year-end 1999.

DC-9-30 Aircraft - The leases for the Partnership's three DC-9-30 aircraft with Northwest Airlines ("Northwest") expire in January 2007. Northwest pays $35,000 monthly per aircraft. As part of the agreement to extend these leases, Northwest agreed to hushkit each aircraft prior to year-end 1999. In exchange for funding the cost to hushkit, Northwest will be entitled to 50% of the proceeds from the eventual sale of the aircraft. The three planes were hushkitted by Northwest prior to the end of 1999.

Financial Highlights
Provided below is a review of Partnership operations for the twelve months ended December 31,

                                                         1999         1998
      --------------------------------------------------------------------
      Rental income                                $4,470,000   $4,920,000
      Total expenses                                3,621,938    3,740,075
      Net income                                    2,166,561    1,285,470
      Net cash provided by operating activities     4,101,087    4,255,925
      --------------------------------------------------------------------

  o The decrease in rental income is primarily attributable to the sale of the Partnership's 727-200 aircraft in the second quarter of 1999.

  o Total expenses decreased slightly due to the suspension of depreciation in November 1999. However, general and administrative expenses increased approximately $269,000 primarily due to an increase in legal and other fees related to the Liquidation Plan.

  o Net income in 1999 includes the $1,206,195 gain on the sale of the 727-200 aircraft. Excluding this gain, the Partnership had net income of $960,366 in 1999. The lower net income in 1999 is primarily due to the decline in rental income and the increase in general and administrative expenses.

Summary
We will update you on the status of our efforts to sell the Partnership's aircraft in future correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at 617-342-4225, and the Partnership's administrative agent can be reached at 248-637-7900.

Very truly yours,

Jet Aircraft Leasing Inc.                 CIS Aircraft Partners, Inc.
General Partner                           General Partner



Michael T. Marron                         Michael L. Rosen
President                                 President


March 31, 2000

JETSTREAM II, L.P.


-------------------------------------------------------------------------------------
BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1999              1998
-------------------------------------------------------------------------------------
Assets
  Aircraft, at cost                                    $         --      $ 26,877,000
  Less accumulated depreciation                                  --       (18,937,193)
                                                       ------------------------------
                                                                 --         7,939,807
Aircraft held for sale                                    5,270,597                --
Cash and cash equivalents                                 1,333,331         1,781,869
Accounts receivable                                           2,226            45,000
-------------------------------------------------------------------------------------
      Total Assets                                     $  6,606,154      $  9,766,676
=====================================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses (Note 6)       $    753,586      $    280,044
  Distribution payable                                      755,580         1,084,395
  Deferred revenue                                          145,833           153,333
                                                       ------------------------------
      Total Liabilities                                   1,654,999         1,517,772
                                                       ------------------------------
Partners' Capital (Deficit):
  General Partners                                          (4,474)          (868,684)
  Limited Partners (4,837,505 units outstanding)          4,955,629         9,117,588
                                                       ------------------------------
      Total Partners' Capital                             4,951,155         8,248,904
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital          $  6,606,154      $  9,766,676
=====================================================================================


-------------------------------------------------------------------------------------
STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1999, 1998, and 1997
                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1996                $(805,273)    $15,395,262     $14,589,989
Net Income                                     11,961       1,184,179       1,196,140
Distributions                                 (45,668)     (4,521,102)     (4,566,770)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                $(838,980)    $12,058,339     $11,219,359
Net Income                                     12,855       1,272,615       1,285,470
Distributions                                 (42,559)     (4,213,366)     (4,255,925)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(868,684)    $ 9,117,588     $ 8,248,904
Net Income                                    910,670       1,255,891       2,166,561
Distributions                                 (46,460)     (5,417,850)     (5,464,310)
-------------------------------------------------------------------------------------
Balance at December 31, 1999                $  (4,474)    $ 4,955,629     $ 4,951,155
=====================================================================================

See accompanying notes to the financial statements.                           3

JETSTREAM II, L.P.


-------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1999            1998            1997
-------------------------------------------------------------------------------------
Income
Rental                                     $4,470,000      $4,920,000      $4,795,000
Interest                                      106,314          97,191         111,683
Other                                           5,990           8,354           9,530
                                           ------------------------------------------
      Total Income                          4,582,304       5,025,545       4,916,213
-------------------------------------------------------------------------------------
Expenses
Depreciation                                2,669,210       3,019,230       3,019,228
Management fees (Note 6)                      407,557         444,005         432,958
General and administrative                    544,370         275,515         267,887
Operating                                         801           1,325              --
                                           ------------------------------------------
      Total Expenses                        3,621,938       3,740,075       3,720,073
      Net income before gain on
        sale of aircraft                      960,366       1,285,470       1,196,140
Gain on sale of aircraft (Note 4)           1,206,195              --              --
-------------------------------------------------------------------------------------
      Net Income                           $2,166,561      $1,285,470      $1,196,140
=====================================================================================
Net Income Allocated:
To the General Partners                    $  910,670      $   12,855      $   11,961
To the Limited Partners                     1,255,891       1,272,615       1,184,179
-------------------------------------------------------------------------------------
                                           $2,166,561      $1,285,470      $1,196,140
=====================================================================================
Per limited partnership unit
(4,837,505 outstanding)                         $0.26           $0.26           $0.24
-------------------------------------------------------------------------------------

See accompanying notes to the financial statements.                           4

JETSTREAM II, L.P.


-------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1999            1998            1997
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                                $ 2,166,561     $ 1,285,470     $ 1,196,140
Adjustments to reconcile net income to
net cash provided by operating activities:
  Restricted cash                                  --              --         297,475
  Gain on sale of aircraft                 (1,206,195)             --              --
  Depreciation                              2,669,210       3,019,230       3,019,228
  Increase (decrease) in cash arising
  from changes in operating assets and
  liabilities:
    Accounts receivable                        42,774              --         (45,000)
    Interest receivable                            --              --             368
    Accounts payable and accrued expenses     436,237         (48,775)        (24,180)
    Deferred revenue                           (7,500)             --              --
                                          -------------------------------------------
Net cash provided by operating activities   4,101,087       4,255,925       4,444,031
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Cash received from sale of aircraft         1,243,500              --              --
Loan receivable                                    --              --         108,403
                                          -------------------------------------------
Net cash provided by investing activities   1,243,500              --         108,403
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Cash distributions                         (5,793,125)     (4,284,899)     (4,533,017)
                                          -------------------------------------------
Net cash used for financing activities     (5,793,125)     (4,284,899)     (4,533,017)
-------------------------------------------------------------------------------------
Net (decrease) increase in cash and
cash equivalents                             (448,538)        (28,974)         19,417
Cash and cash equivalents, beginning
of year                                     1,781,869       1,810,843       1,791,426
-------------------------------------------------------------------------------------
Cash and cash equivalents, end of year    $ 1,333,331     $ 1,781,869     $ 1,810,843
=====================================================================================
Supplemental Disclosure of Noncash Operating Activities In connection with the sale of the aircraft, accrued resale fees in the amount of $37,305 have decreased the gain on the sale of the aircraft.
-------------------------------------------------------------------------------------

See accompanying notes to the financial statements.                           5

JETSTREAM II, L.P.


NOTES TO THE FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

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

Upon formation of the Partnership, the General Partners each contributed $500 and the initial Limited Partner contributed $100 for five limited partner units. An additional 4,837,500 limited partnership depositary units were then sold at a price of $20.00 per unit. The Partnership had an interim closing on January 14, 1988 and a final closing on February 24, 1988 and received gross offering proceeds of $96,750,000.

The General Partners are implementing, and the Limited Partners have approved, a plan to sell the Partnership's remaining aircraft and subsequently terminate the Partnership pursuant to a Plan of Liquidation and Dissolution dated as of November 20, 1999 (the "Liquidation Plan"). The Liquidation Plan consists of:
(1) the sale of all of the Partnership's assets and the dissolution of the Partnership pursuant to the proposed Plan of Liquidation and Dissolution; (2) the amendment of the Partnership Agreement to permit the engagement of the General Partners to market and sell the assets of the Partnership for a fee pursuant to the terms of the Joint Marketing Agreement, dated July 13, 1999, among each of the General Partners and the Partnership and (3) the grant of authority to the General Partners to take any action necessary or incidental and consistent with the Partnership Agreement, the Plan of Liquidation and Dissolution and the Joint Marketing Agreement to complete the foregoing. The Liquidation Plan required the approval of more than 50% of the limited partner units entitled to vote. A consent solicitation statement requesting such approval was forwarded to investors on October 15, 1999. On November 19, 1999, the Partnership received the required approval from the unitholders. As a result of this vote, the General Partners have begun to implement the Liquidation Plan by actively marketing the aircraft for sale during the first quarter of 2000, on the terms described in the consent solicitation statement. Once the aircraft are sold and the Partnership's actual and contingent liabilities have been paid or reserved for, the sales proceeds will be distributed to the Limited Partners and the Partnership will be terminated. If the unitholders had not approved the Liquidation Plan, according to the Partnership's Limited Partnership Agreement dated November 10, 1987, the Partnership would be required to dissolve and distribute all of its assets no later than December 31, 2027.

As a result of the approval of the Liquidation Plan, the Partnership has designated its aircraft as assets held-for-sale. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of, all of the Partnership's aircraft are reported at the lower of carrying amount or fair value less costs to sell. No charge was recorded as a result of the designation of the aircraft as assets held-for-sale. In addition, the Partnership has ceased to record depreciation expense related to those assets as of November 19, 1999.

Title to the aircraft owned by the Partnership is held by nonaffiliated trusts, of which the Partnership is the beneficiary. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

2.  Significant Accounting Policies

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

JETSTREAM II, L.P.


Aircraft and Depreciation The aircraft were recorded at cost, which includes acquisition costs. Through December 31, 1993, depreciation to an estimated salvage value of 10% was computed using the straight-line method over an estimated average economic life of 12 years for all aircraft owned by the Partnership. Beginning in 1994, depreciation was computed using the straight-line method over an estimated remaining economic life of two to six years for all aircraft owned by the Partnership.

Effective January 1, 1997, depreciation of the unamortized balance at December 31, 1996 for each Northwest aircraft will be depreciated on a straight line basis over a 10-year period, due to the lease agreement signed in the third quarter of 1996 extending the lease and the life of each aircraft for a term of 10 years. (See Note 4).

Improvements to aircraft required to comply with regulatory requirements will be capitalized when incurred and depreciated over the useful life of the improvement.

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of, the Partnership has ceased to record depreciation related to those assets as of November 19, 1999.

Accounting for Impairment It is the Partnership's policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For long-lived assets used in operations, measurement of impairment loss is based on undiscounted cash flows. For assets held for sale, measurement of the impairment loss is based on the fair value of the asset. Generally fair value will be determined through independent appraisals of such assets. No impairment adjustments have been made as a result of this review process during 1999 and 1998.

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

JETSTREAM II, L.P.


3.  Partnership Allocations
The Limited Partnership Agreement ("Agreement") substantially provides for the following:

Cash Distributions Cash flow from operations as defined in the Agreement, at the discretion of the General Partners, will be distributed on a quarterly basis, with 99% to the Limited Partners and 1% to the General Partners. Distributable proceeds from sales of aircraft in liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

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

4.  Aircraft under Operating Leases
Certain of the Partnerships' aircraft leases are triple net operating leases, requiring the lessees to pay substantially all expenses associated with the aircraft during the term of the leases, as described below:

727-200 Non-Advanced Aircraft On January 15, 1988, the Partnership acquired three Boeing 727-200 non-advanced aircraft for a total purchase price of $16,353,693. These aircraft were subject to operating leases with Trans World Airlines, Inc. ("TWA"). The leases expired on October 31, 1994, December 19, 1994 (these two aircraft were sold in 1995) and October 30, 1997 (this aircraft was leased to Boeing Capital Corporation, as discussed below.)

On November 1, 1997, the Partnership entered into an operating lease agreement with Boeing Capital Corporation ("BCC") to lease one of the aircraft formerly leased to TWA. BCC subleased the aircraft to SportHawk International, Inc. BCC paid the Partnership a monthly lease rate of $45,000 through the primary term of the lease, which was to expire on October 31, 1999. Pursuant to the terms of the lease, on April 30, 1999 SportHawk exercised its option to purchase the aircraft for a selling price of approximately $1,243,500 and the Partnership recognized a gain of $1,206,195.

DC-9-30 Aircraft During 1988, the Partnership acquired three McDonnell Douglas DC-9-30 aircraft for a total purchase price of $21,691,381. These aircraft are subject to operating leases with Northwest Airlines, Inc. ("Northwest"). Lease extensions were executed with Northwest in December 1993 for these aircraft. Under the lease extensions, which were scheduled to expire in January 1995 for two aircraft and April 1995 for the third, Northwest made monthly lease payments to the Partnership of $35,000 per aircraft. These leases were subsequently extended twice at the same monthly lease rate. Each extension was for one additional year from the previous expiration dates, with the remaining terms of the lease unchanged.

During the third quarter of 1996, the Partnership signed new lease agreements with Northwest extending the leases through January 2007. Northwest will continue to pay the Partnership a monthly lease rate of $35,000 per aircraft. In accordance with the lease extensions, each of the aircraft was hushkitted, which entails upgrading the current engines to comply with Stage 3 noise requirements. This enabled the aircraft to continue to fly in the United States beyond December 31, 1999, the phase-out date for all Stage 2 commercial aircraft. Northwest funded the cost of the hushkitting and, in turn, will be entitled to fifty percent (50%) of the proceeds from the eventual sale of the aircraft.

JETSTREAM II, L.P.


737-200 Advanced Aircraft On February 25, 1988, the Partnership acquired a Boeing 737-200 advanced aircraft for a total purchase price of $14,380,390. This aircraft is subject to an operating lease with Delta Air Lines, Inc. ("Delta"). In September 1992, the General Partners and Delta agreed to amend the original lease. The amendment provided for rent of $95,000 per month through the expiration date in December 1994. In May 1994, Delta exercised its option to extend the lease for a term of two years from the previous expiration date. The remaining terms of the lease were unchanged. In November 1995, an agreement was reached with Delta to amend and extend the current lease until September 1999 at a monthly lease rate of $80,000. In September 1999, the lease was extended until September 2001 at a monthly lease rate of $65,000. In accordance with the lease extension, Delta hushkitted the aircraft, which entailed upgrading the current engines to comply with Stage 3 noise requirements.

MD-80 Series Aircraft On January 26, 1988, the Partnership acquired a McDonnell Douglas MD-80 Series aircraft for a total purchase price of $27,313,020. This aircraft was subject to an operating lease with Continental Airlines, Inc. ("Continental"), the term of which expired on April 28, 1993. Subsequent to this expiration date, Continental returned the aircraft to the Partnership. On February 9, 1994, the Partnership entered into a new lease agreement with Continental. The agreement provided for Continental to lease the plane for a term of four years and pay $180,000 per month in advance effective March 15, 1994. The Partnership agreed to provide up to $600,000 of financing to Continental to perform modification work on the aircraft, including advanced avionics, interior furnishings and exterior paint.

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

The lease with Continental Airlines for the Partnership's MD-80 Series aircraft was previously scheduled to expire in March 1998. Continental extended its lease to March 1999 and, in October 1998, exercised its second option to renew this lease through September 2000, with the remaining terms of the lease unchanged.

Revenues from each of the airlines as a percentage of the Partnership's total rental revenues are as follows:

                                       Percent of Rental Revenues
               Airline                 1999       1998       1997
               --------------------------------------------------
               Northwest               28.2%      25.6%      26.3%
               Delta                   20.5       19.5       20.0
               Continental             48.3       43.9       45.0
               Boeing Capital           3.0       11.0        1.9
               TWA                       --         --        6.8

The following is a schedule, by year, of future minimum rental income under the leases as of December 31, 1999.

               Year                                        Amount
               --------------------------------------------------
               2000                                   $ 3,660,000
               2001                                     1,845,000
               2002                                     1,260,000
               2003                                     1,260,000
               2004                                     1,260,000
               Thereafter                               2,730,000
               --------------------------------------------------
               Total                                  $12,015,000
               ==================================================

JETSTREAM II, L.P.


The above schedule of future minimum rental income is based on the existing terms of the leases and does not include the rental income that may result from the renewal of existing leases or the re-leasing of the aircraft, if any.

5.  Distributions
Distributions declared aggregated $5,464,310 (approximately $1.12 per Unit), $4,255,925 (approximately $0.87 per Unit) and $4,566,770 (approximately $0.94 per Unit) for the years ended December 31, 1999, 1998 and 1997, respectively. As of December 31, 1999, the Partnership had declared a distribution of $755,580, of which $748,024 (approximately $.16 per Unit) was paid to the Limited Partners and $7,556 was paid to the General Partners on March 1, 2000.

6.  Transactions with Affiliates

Base Management Fee The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return, as defined in the Agreement, in an amount generally equal to 1.5% of gross aircraft rentals. Of this amount, 1.0% is payable to CAP and .5% is payable to JAL.

Incentive Management Fee CAP receives a quarterly fee of 4.5% of quarterly cash flow, subordinated to the Limited Partners receiving their Preferred Return.

Re-lease Fee The General Partners receive a quarterly fee, subordinated to the Limited Partners receiving their Preferred Return, for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is made. Of this amount, 2.5% is payable to CAP and 1.0% is payable to JAL.

Resale Fee CAP receives a subordinated fee with respect to each aircraft sold by the Partnership in an amount equal to the lesser of (i) 3% of the contract sales price of the aircraft or (ii) an amount that is competitive with fees charged by nonaffiliates rendering comparable services. Such fee will be reduced (but not below zero) for any resale fees or commissions payable to third parties. The resale fee is subordinate to the Limited Partners receiving a priority return equal to their original capital contribution plus their preferred return. No resale fees were paid during 1997, 1998 or 1999.

Non-Subordinated Aircraft Marketing and Sale Fee Pursuant to the Liquidation Plan, an Amendment to the Agreement and the Joint Marketing Agreement, CAP will receive a fee of 2% and JAL will receive a fee of 1% on the contract sales price of each aircraft.

During 1999, the unitholders did not receive their preferred returns. Therefore, these management fees have not been paid. The following is a summary of amounts earned by the General Partners and their affiliates during the years ended December 31, 1999, 1998 and 1997.

                                 Unpaid at               Earned
                               December 31,  ------------------------------
                                      1999       1999       1998       1997
     ----------------------------------------------------------------------
     Base Management Fee          $ 83,050   $ 65,246   $ 71,217   $ 68,756
     Incentive Management Fee      233,937    184,549    200,588    197,952
     Re-lease Fee                  200,813    157,762    172,200    166,250
     Resale fee                     99,735     37,305         --         --
     ----------------------------------------------------------------------
                                  $617,535   $444,862   $444,005   $432,958
                                  =========================================

JETSTREAM II, L.P.


7. Reconciliation of Difference between Net Income in the Financial Statements (Accrual Basis--Generally Accepted Accounting Principles) and Net Income in the Partnership's Tax Return

                                                 1999            1998            1997
-------------------------------------------------------------------------------------

Net income, as reported                   $ 2,166,561      $ 1,285,470    $ 1,196,140
Adjustments--
  Depreciation differential between the
    Modified Accelerated Cost Recovery
    System and depreciation for
    financial reporting purposes            2,669,210        3,019,230      2,115,533
  Deferred revenue                             (7,500)              --             --
  Excess of tax gain over book gain            37,305               --             --
                                          -------------------------------------------
Net income, per the Partnership's tax
  return                                  $ 4,865,576      $ 4,304,700    $ 3,311,673
-------------------------------------------------------------------------------------

The net income determined on the income tax basis is allocated to the partners as follows:

  Limited partners (4,837,505 units)      $ 3,997,005      $ 4,261,653    $ 3,278,556
  General partners                            868,571           43,047         33,117
                                          -------------------------------------------
                                          $ 4,865,576      $ 4,304,700    $ 3,311,673

Taxable income (loss) per limited
  partner unit                            $      0.83      $      0.88    $      0.68
-------------------------------------------------------------------------------------

As of December 31, 1999, the tax basis of total assets and total liabilities was $12,146,304 and $1,424,430, respectively.

8.  Contingencies

There may be costs associated with the process of marketing and selling the remaining aircraft owned by the Partnership and winding up the Partnership. In negotiating the sale of the aircraft now owned by the Partnership, the Partnership may be required to bear some or all of the costs of compliance with future Airworthiness Directives ("AD's") or AD's that have been issued but which did not mandate action during the previous lessee's lease term, or in respect of which the previous lessee failed to comply. AD's are Federal Aviation Administration mandates requiring the airline to perform a specific maintenance task within a specified period of time. The aggregate effect on the Partnership of compliance with these standards is not determinable at this time and will depend upon a variety of factors, including, but not limited to, the state of the commercial aircraft market, the extent of the AD, the availability of capable repair facilities and the effect, if any, that such compliance may have on the service lives of the affected aircraft. As described above, the cost to the Partnership of such compliance may be reduced to the extent that current or future lessees of the Partnership's aircraft effect such modifications under the terms of the current or future operating leases.

Also, as part of the August 1996 agreement with Northwest to extend certain leases as described in Note 4, the lessee agreed to hushkit each aircraft. In exchange for this agreement, the lessee will be entitled to 50% of the proceeds from the eventual sale of the associated aircraft. These amounts have not been recognized as a liability in the accompanying financial statements as of December 31, 1999 but are estimated to be approximately $3.2 million, based on independent appraisals as of December 31, 1999.

JETSTREAM II, L.P.


9.  Subsequent Event

In accordance with the Partnership's Liquidation Plan, the General Partners began marketing the aircraft for sale during the first quarter of 2000. Bids were received for several of the planes and on February 28, 2000, the Managing General Partner signed two letters of intent, one for the sale of the Partnership's 737-200 advanced aircraft and another for the three DC-9-30 aircraft. Contracts are currently being negotiated with the prospective purchasers and it is anticipated that these four planes will be sold during the second quarter of this year. However, there can be no assurance that the sales will close within this timeframe. In addition, the General Partners continue to market the remaining aircraft. Once the aircraft are sold and the Partnership's actual and contingent liabilities have been paid or reserved for, the sales proceeds will be distributed to the Limited Partners and the Partnership will be terminated.

--------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------




To the Partners of JetStream II, L.P.:

We have audited the accompanying balance sheets of JetStream II, L.P. (a Delaware limited partnership) as of December 31, 1999 and 1998 and the related statements of income, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As described in Note 1 to the financial statements, a qualifying majority of the limited partner units have voted to approve a plan to liquidate the Partnership. As a result, the General Partners commenced implementation of the plan to sell the Partnership's remaining aircraft and subsequently terminate the Partnership.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetStream II, L.P. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


                                         ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 18, 2000, except with respect
  to the matters discussed in Note 9, as
  to which the date is February 28, 2000